10/25

05012064

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Solvay Pharmaceuticals

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
OCT 27 2005
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 34866 FISCAL YEAR 6-30-05

* *Complete for initial submissions only* ** *Please note name and address changes*

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12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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DAT : 10/25/05

ID # 266300

82-34806

SOLBEC PHARMACEUTICALS LTD

ABN 85 061 289 218

ARLS
6-30-05

ANNUAL FINANCIAL REPORT 2005

SOLBEC PHARMACEUTICALS LTD

Contents

Corporate Information

Directors	:	Anthony Kiernan - LL.B (Chairman) Stephen J Carter FAIM, MRACI (Managing Director) Michael Grant, Director Professor John Papadimitriou, AM, OStJ, Director Dr David Hung, Director	
Company Secretary	:	John E Sendziuk CA CD	
Registered Office	:	**Registered Office** C/- RSM Bird Cameron Unit 1-6, 18 Parry Street FREMANTLE WA 6160 Telephone: (08) 9336 1266 Facsimile: (08) 9430 6744	**Principal Place of Business** Unit 1, 298 Selby Street OSBORNE PARK WA 6018 Telephone: (08) 9446 7555 Facsimile: (08) 9446 8777 Email: info@solbec.com.au Website: www.solbec.com.au
Auditor	:	Ernst & Young 11 Mounts Bay Road PERTH WA 6000	
Bankers	:	National Australia Bank Limited Unit 7, 51 Dowd Street WELSHPOOL WA 6106	
Share Registry	:	Computershare Registry Services Pty Ltd Level 2, Reserve Bank Building 45 St George's Terrace PERTH WA 6000 Telephone: (08) 9323 2000 Facsimile: (08) 9323 2033	
Australian Stock Exchange	:	Home Branch: Perth Code: SBP	
ABN	:	85 061 289 218	

SOLBEC
PHARMACEUTICALS LTD

Chairman's Report

Solbec continued its development of its lead compound Coramsine® during the year with particular emphasis on:

- Phase I/IIA clinical trials in cancer;
- Phase I clinical trials in psoriasis; and
- Ongoing studies into the effect of Coramsine® on the immune system in collaboration with the University of Western Australia.

It was pleasing to report that the primary end point of the Phase I/IIA clinical trials was achieved demonstrating Coramsine® was safe to use and well tolerated at a dose rate of 1mg/kg in patients treated over a 2 hour period with no serious adverse events. Pharmacokinetic analysis also confirmed that we are able to achieve levels of Coramsine® in the blood stream at a level theoretically sufficient to kill cancer cells. As noted in the Managing Director's Operations Review a secondary end point in the trials was also achieved with Coramsine® showing a potentially therapeutic benefit in two patients with advanced cancers.

The results from the Phase I psoriasis clinical trials at the Royal Adelaide Hospital demonstrated that the primary end point of safety was achieved and that the topical application of Coramsine® prepared for the trial was well tolerated. Unfortunately the secondary end point of efficacy was not achieved due to the fact that in pre-clinical studies a water based Coramsine® cream was used whereas in the Phase I trial a lipid (oil) based Coramsine® was used. Upon analysis it is now understood that the lipid based formulation irreversibly bound the active substance in the Coramsine® cream. Solbec is now re-formulating the topical Coramsine® with a view to re-entering clinical studies.

Very encouraging results were achieved during the year in the immunotherapy studies. Diseased animals treated with Coramsine® exhibited an increase of tumour antigens and the study also demonstrated that mice injected with mesothelioma when treated with Coramsine® and the immune stimulator CpG saw reduced tumour growth rates, prolonged survival and remission in some mice.

A detailed analysis of the work throughout the year and the results achieved are set out in the Managing Director's Operations Review.

In relation to its intellectual property portfolio Solbec continues to build on this and to ensure that its proprietary position is protected to the maximum possible extent. The Rhamnose Binding Protein application recently granted in the USA to Solbec is an important step forward in that regard. Solbec's portfolio is described in the Operations Review in this Annual Report.

At the date of writing this Report, Solbec is working with its scientific advisers to complete a review of the clinical development of Coramsine® to date to determine the most appropriate way forward and in particular the most appropriate tumour type to target for further clinical development.

Drug research and development is deliberate and often seen as slow with long periods between results. Given that the research and development relates to the most important commodity in mankind, ie health, it is understandable that this work must be exacting, thorough and considered at every stage.

I would like to thank Stephen Carter and his staff for their considerable efforts over the last year and the continued commitment to the development of Coramsine®. I would also like to thank my fellow directors for their work and deliberations on behalf of the Company.

To our shareholders, I thank you for your support of the Company and look forward to continuing to work with you over the next year.

Yours Sincerely

Tony Kiernan
30th September 2005

SOLBEC PHARMACEUTICALS LTD

Review of Operations

Introduction

Solbec Pharmaceuticals Ltd (Solbec) continued to develop its focus in late stage research and early-mid stage clinical development of novel and commercially attractive biopharmaceutical compounds. Solbec's business is centered around exploiting the fact that global drug commercialisation entities, "Big Pharma", have a specific need for these mid-stage clinical development drug products due to the high attrition rate of their own in-house Phase I compounds. The establishment of a track record of successful achievements (including pre-clinical and clinical success, GMP certification and multiple patent approvals and filings) has bolstered Solbec's reputation with investors and potential development partners.

Solbec's lead compound Coramsine® (SBP002) has shown activity against a range of cancers and certain inflammatory based immune diseases. To date, Phase I trials in both cancer and psoriasis have proven Coramsine® safe for use in humans. Impressive anti-cancer results have been seen in patients with advanced cancers for whom all other treatment options had been exhausted (under the Australian Therapeutic Goods Administration's Special Access Scheme). Coramsine's® Phase I cancer trial has also generated encouraging results with several patients responding to therapy (it is rare to see any response whatsoever at Phase I trial). The compound is now undergoing development through a formal programme of clinical trials targeting both the anti-cancer and psoriasis applications The Phase I clinical trials have shown that Coramsine® can be given safely to patients with advanced cancer. They have shown that Coramsine® improves the quality of life of the patient and importantly the trials have shown that Coramsine® can provide a therapeutic benefit to patients with advanced non-responsive cancers.

Solbec is working with its advisors to complete the review of the clinical development of Coramsine® and determining the most appropriate tumour type to target for further clinical development.

Coramsine® and Cancer

Coramsine® has the potential to redefine cancer chemotherapy for advanced stage cancer sufferers. Studies have shown that Coramsine® affects cancer cells using a previously undescribed Mode of Action. Coramsine® selectively enters cancer cells causing the cells to burst "Oncotic Cell Death". In this way cancer cells can be directly targeted in the body. This process potentially overcomes the problems associated with cancer therapy resistance commonly seen with other chemotherapeutic agents.

Due to these cancer cell resistance mechanisms, there currently exists no effective chemotherapeutic agent against a number of late stage cancers such as melanoma and kidney cancer. As a result, there remains an unmet market need for an agent which is able to counter this problem of cancer cell resistance. Coramsine®, with its unique Mode of Action, has the potential to do this for a broad range of cancer types with very poor prognoses.

Studies have also discovered that in some cancer patients treated with Coramsine®, tumours which did not completely regress, remained stable for in excess of two and a half years. It would normally be expected that patients with remaining tumour show recurrent and progressive disease upon cessation of chemotherapeutic treatment. Further tests demonstrate that administration of Coramsine® increases antigen presentation and, unlike most cancer treatments, has no adverse effect on the immune system. Animal studies are now underway at the University of Western Australia testing for synergy between immune stimulators such as Toll Receptor Agonists including TLR 9 (CpG) in arresting further tumour development after the cessation of treatment.

Coramsine - Other Applications

Whilst Solbec is focused on developing Coramsine® in its primary anti-cancer indication, the Company has initiated investigation of Coramsine® and related compounds for other applications and continues to review other projects as development candidates.

Based on the robust nature of the glycoalkaloid platform, Solbec is now pursuing several other key applications aside from cancer therapy. These include a treatment for certain inflammatory conditions such as psoriasis, a palliative agent, a cancer diagnostic agent and therapeutic agent in animal health. Each of these potential applications are in various stages of clinical development.

Review of Operations (Cont.)

Clinical trials

During the last 12 months Solbec has continued to test Coramsine® in its Phase I clinical trial. The trial was carried out to;

- investigate the safety and tolerability of Coramsine® given by intravenous infusion into the superior vena cava over a 2 hour, a 4 hour and a continuous period, with 5 days treatment and 9 days interval cycle for up to six cycles
- determine a safe dose to allow progress into phase II,
- investigate the pharmacokinetics of Coramsine® given intravenously to humans
- investigate any effect of Coramsine® on patient's quality of life
- to identify any toxicity and the adverse event profile of Coramsine®

It was also hoped that the trial would allow Solbec to gain preliminary evidence of efficacy of Coramsine® against cancers.

Patients treated under this protocol were late stage cancer patients, with solid tumours, that were resistant to standard therapies and who had exhausted all other treatment alternatives appropriate to their cancer.

Results

A total of 11 patients were treated under the 2 hour infusion protocol and 8 under the 4 hour protocol for a total of 19 patients. The continuous infusion program is still recruiting patients.

Due to the late stage of the disease and the clinical trial design of escalating dose (therefore a number of patients received sub therapeutic levels of the drug) 11 patients withdrew or were withdrawn due to progressive disease before completing 6 treatment cycles and were not assessed for efficacy.

Table 1. Patients enrolled in the study.

Patients	Number of 2hr Patients	Number of 4hr patients
Total Patients Enrolled	11	8
Assessable for safety, tolerability and pharmacokinetics (completed at least one full cycle)	10	8
Completed at least 6 cycles	5	3
Response seen	2	1

Safety and Tolerability

Toxicities and adverse events encountered in this study were categorized according to the National Cancer Institute's (NCI) Common Terminology Criteria for Adverse Events (CTCAE), which allocates each occurrence a grade of either 0, 1, 2, 3, 4 or 5 depending on severity (with 5 being the most severe). The NCI has set specific parameters to determine which grade a given event or test result belongs to.

Dose limiting toxicity in this study was found to be reversible and was manifest by transient grade 3 elevations in the liver enzymes. This was as expected from the animal studies. A clinical oncologist and an expert in hepatic medicine reviewed these toxicities and concluded that they were unlikely to pose a risk to patient safety. The increases in the liver enzymes were asympotomatic (the patients had no physical symptoms).

The study supports 1.0mg/kg Coramsine®, given by intravenous infusion to the superior vena cava over a period of 2 hours and 1.5mg/kg Coramsine® over 4 hours as the maximum tolerated dose in this study and as a safe dose for phase II trials.

Pharmacokinetics

In order to produce an effect, a drug must reach its target site in adequate concentration. This involves several processes embraced by the general term pharmacokinetics. In general, these processes are known as ADME:

- Absorption from the site of administration into the bloodstream,
- Distribution to other parts of the body, including the target site,
- Metabolic alteration of the drug, and
- Excretion of the drug or its metabolites.

Review of Operations (Cont.)

Pharmacokinetic analysis was carried out on the patients and it was noted that both drugs appeared to be metabolised in a similar manner.

The pharmacokinetics confirmed that Solbec is able to achieve levels of Coramsine® in the blood stream that theoretically are sufficient to kill cancer cells. The pharmacokinetic profiling also confirmed that Coramsine® was metabolized in a consistent manner thereby ensuring consistency from dose to dose.



Mean SLM Concentration by Dose/kg
SLM Concentration (ng/ml)
Time post start of infusion (h)
1.5 mg/kg (n=2)
1 mg/kg (n=4)
0.75 mg/kg (n=3)



Mean SLS Concentration by Dose/kg
SLS Concentration (ng/ml)
Time post start of infusion (h)

T1/2 solamargine:	8.40 ± 2.00hours

T1/2 solasonine:	5.57 ± 1.27hours

Figure 1

Plasma solasonine and Solamargine levels following the first infusion.

Results

The Investigators final report confirms that the primary endpoint was achieved, Coramsine® was safe to use and well tolerated at a dose rate of 1mg/kg/day infused over 2 hours. The secondary endpoint was also achieved, with Coramsine® showing a potentially therapeutic benefit in two patients with advanced cancer. It is important to note, these patients were resistant to all currently accepted treatment options. In one patient, disease improvement has lasted for more than 6 months.

Principal Investigator Professor Michael Millward, Department of Medical Oncology Sir Charles Gairdner Hospital, said, "It is unusual to see radiological responses in a Phase I study. The documentation of two [such] patients in this study suggests that SBP002 does have potentially significant activity."

Professor Millward recommended that Coramsine's® anti-cancer activity be further explored in disease specific Phase II clinical trials.

Key Findings:

- **Safety** -

  No Serious Adverse Events (SAE's) were considered to be related to the study medication at the recommended dose.

  Coramsine® is safe to use at a dose rate of 1mg/kg in patients treated over a 2-hour period.

  Adverse Events (AE's) noted were mild and transient in nature.

- **Efficacy** - Coramsine® showed potentially significant anti-cancer activity.

Quality of Life Assessment

The majority of cancer drugs on the market adversely affect the quality of life of the patient with undesirable side effects such as nausea, infections, hair loss, chronic fatigue, loss of appetite and insomnia. Quality of life can also be used to track palliation of symptoms. This is considered an important outcome in chronic disease. The assessment of quality of life is increasingly recognised as vital in cancer trials and today palliation with progressive disease is a valid end point in clinical trials.

Review of Operations (Cont.)

Solbec monitored the patients' quality of life during the Phase I trial using the European Organisation for Research and Treatment of Cancer's (EORTC) Quality of Life Questionnaire, being a questionnaire designed specifically for assessing the quality of life of patients enrolled in cancer trials. Patients completed the questionnaire over the treatment period and the results were reviewed and analysed by a bio-clinical statistician.

Quality of life parameters were analysed according to EORTC methodology, producing detailed information on each of the 5 functional scales and 9 symptom scales, as well as Global Health Status, an indication of the overall health of the patient.

More than 50% of patients showed improvement in emotional functions, while improvements in cognitive, role and social functions were also seen. These improvements are encouraging, given cancer and cancer treatment can often be associated with an emotional and social decline.



2 hr
4hr
% improved or same as baseline
100
90
80
70
60
50
40
30
20
10
0
Global health status
Physical function
Role Function
Emotional
Cognitive
Social
Fatigue
Pain
Dyspnoea
Insomnia
Appetite
Constipation
Diarrhoea
nausea/vomiting
Function

Figure 2.2 and 4 hour patients percentage that improved or remained the same since baseline for all QoL parameters

Figure 2 shows the percentage of the patients who either experienced an improvement or did not deteriorate in each of the functional and symptomatic scales. When the patients who did not experience a decline or remained stable are reviewed, a marked pattern is seen. Around 50-80% of patients reported that they did notice an improvement or did not notice a reduction in emotional, social or cognitive functions.

A small percentage of patients showed improvements in overall health status, an unsurprising result considering the advanced stage of many of the cancers, and the fact that several patients developed disease progression during the course of the trial. A review of the physical and role functions showed that approximately 40% of the patients retained the status quo or improved. A marked improvement is seen in sleeping and appetite, both areas which are often adversely affected by chemotherapy and advanced disease. More than 40% of patients also had an improvement or reduction in the feelings of fatigue and pain. When those patients that remained stable (did not decline) were added to the total almost 100% of patients failed to show a decline in sleeping or appetite. Feelings of fatigue, difficulty breathing

Review of Operations (Cont.)

Conclusions

- The Study supports 1.0mg/kg Coramsine®, given by intravenous infusion to the superior vena cava over a period of 2 hours and 1.5mg/kg Coramsine® over 4 hours as the Maximum Tolerated Dose in this study. This study supports 1.0mg/kg over 2 hours or 1.5mg/kg over 4 hours as a safe dose for phase II trials.
- Transient, asympotomatic elevations in the liver enzymes ALT and AST were the dose limiting toxicities in this study.
- Three of the late stage cancer patients treated in this study experienced reduction in their tumours and improvement of their disease after treatment with Coramsine® for Injection.
- Despite disease progression in several patients, a large proportion of patients reported either improvements or lack of deterioration in quality of life. Specifically, improvements were observed in emotional and cognitive functions, decreases in fatigue, insomnia and appetite loss suggesting a potential palliative role for Coramsine®.

Understanding how Coramsine® works.

The Company has continued to carry out new work to gain further understanding of how Coramsine® works or its mode of action (MoA). This work was carried out using funds from the Solbec's Biotechnology Innovation Fund Grant. Whilst the MoA is not an absolute requirement for drug registration it is a key requirement for most commercialisation deals that may be completed with an industry partner. Solbec has a strong understanding of the proposed mode of action of Coramsine® and the data further supports that Coramsine® has a new and novel mode of action. Coramsine's® unique, novel and broad ranging mode of action is proprietary to Solbec and has the potential to fill a number of unmet market opportunities where few treatment options currently exist.

Psoriasis

Topical application of Coramsine® at very low concentrations has been shown to alleviate the symptoms of chronic psoriasis in a proof on concept study. Results from a Phase I clinical trial showed that the primary endpoint was achieved; Coramsine® cream was safe to use and well tolerated. Unfortunately, the secondary endpoint of efficacy was not achieved. This was due to the fact that in pre-clinical studies a water based Coramsine® cream was used. In the Phase I trial however, a lipid(oil) based Coramsine® cream was used. It is now understood that the lipid based formulation irreversibly bound the active substance in the Coramsine® cream.

Solbec has re-formulated the topical Coramsine® cream back to a water base and will complete animal model testing (to ensure efficacy) prior to re-entering clinical studies. The target market for a Coramsine® based product for the treatment of psoriasis is estimated to be in the vicinity of USD 500M per annum.

Immunotherapy

Solbec's ongoing studies into the effect of Coramsine® on the immune system confirmed that unlike the majority of cancer drugs Coramsine® has no adverse effect on the immune system.

Animals inoculated with cancer then treated with Coramsine® exhibited an increase of tumour antigens (chemicals that are recognised by the immune system) in the lymph nodes. This observation coupled with the fact that the immune system was fully functional confirmed that Coramsine® has the potential to prime the immune system to target cancer.

Work carried out to identify a compound to work with Coramsine® to stimulate (switch on) the immune system led to the discovery that mice with mesothelioma when treated with Coramsine® and the immune stimulator CpG, saw reduced tumour growth rates, prolonged survival and remission in some mice. Further to this, the mice that were 'cured' and re-challenged with mesothelioma did not get the cancer. This demonstrated the ability of Coramsine® and CpG to generate a long term immune response.

Further work is being undertaken in this area to determine the clinical relevance of these findings.

SOLBEC PHARMACEUTICALS LTD

Review of Operations (Cont.)

Intellectual property

Solbec recognises the critical importance of managing intellectual property (IP) within its business model and systems are in place to develop, document and protect the creation and ownership of IP.

Solbec's Intellectual Property Portfolio

Solbec has continued to build up a portfolio of intellectual property to protect its glycoalkaloid technology. The company's strategy has been to make parallel Patent Cooperation Treaty (PCT) and United States filings. Solbec's glycoalkaloid technology filings extend from patents relating to scientific detail such as receptor sites and manufacturing techniques, on to composition and method patents. Solbec currently has seven patent families with more than 40 cases granted or pending worldwide.

These IP rights include exclusive access to two foundation patents owned by the original developer of BEC® (Coramsine's® precursor compound) and five subsequent patents filed and owned by Solbec which include:

1. A novel method for the separation of triglycoalkaloids;
2. Identification of the cancer cell receptor "Rhamnose Binding Protein"
3. A product composition patent "Glycoalkaloid compositions and various uses thereof";
4. A method for modulation interleukin-6; and
5. "Glycoalkaloid and TLR Agonists Combination and Various Uses Thereof".

Solbec has been issued IPER's (International Preliminary Examination Report) on patents 1, 2 and 3.

In more detail, the *Rhamnose Binding Protein* application, recently granted in the USA, describes a receptor present at high levels on cancer cells which transports Coramsine® into the cells where it has its action in killing them. The *Glycoalkaloid Compositions and Various Uses Thereof* patent application covers formulation of the active ingredients of BEC®, i.e. Coramsine®, and is supported by three other applications. These are:

- *The Method for the Separation of Triglycoalkaloids* which covers the process of extraction and purification of the active ingredients in Coramsine®
- *The Methods of Modulating Interleukin-6* which seeks to extend protection to diseases mediated by IL-6; and
- *Glycoalkaloid & TLR Agonist Combinations & Various Uses Thereof* which seeks to extend the effective patent life of Coramsine® by claiming combination therapies.

Trademarks

Solbec also owns the trademarks "BEC" and "Coramsine".

Freedom to Operate

In September 2005 Solbec commissioned a freedom to operate (FTO) search for the US market. This search provided confirmation that Solbec has unencumbered freedom to operate in the US for the commercialisation of Coramsine®.

SOLBEC PHARMACEUTICALS LTD

Review of Operations (Cont.)

Table 1: Status of Solbec's Coramsine® Patents

Coverage	Application number	Date of filing	Status
Patent family 1: Glycoalkaloids			
Brazil	PI 9105952-6	18-Jan-91	Under examination
Canada	2,073,855	18-Jan-91	Under examination
Europe	91901984.4	18-Jan-91	Granted
France	91901984.4	18-Jan-91	Granted
Germany	91901984.4	18-Jan-91	Granted
Japan	502586/91	18-Jan-91	Granted
South Korea	701699/1992	18-Jan-91	Granted
UK	91901984.4	18-Jan-91	Granted
USA	18/743,671	18-Jan-91	Granted
Patent family 2: Medicinal Compositions and their Method of Preparation			
Australia	779512	4-Oct-00	Allowed
Canada	2,369,272	4-Oct-00	Awaiting examination
Europe	913972.6	4-Oct-00	Awaiting examination
USA	10/752,095	4-Oct-00	Awaiting examination
Patent family 3: Rhamnose Binding Protein			
Australia	2003202322	7-Feb-03	Under examination
Canada	2,475,066	7-Feb-03	Awaiting examination
China	Tba	7-Feb-03	Awaiting examination
Europe	3700718.4	7-Feb-03	Awaiting examination
India	1726/CHENP/2004	7-Feb-03	Awaiting examination
Japan	2003-566050	7-Feb-03	Awaiting examination
New Zealand	534485	7-Feb-03	Under examination
USA	10/359,873	7-Feb-03	Granted
Patent family 4: Method for the Separation of Triglycoalkaloids			
USA	10/461,737	13-Jun-03	Allowed
Australia	2003233261	13-Jun-03	Awaiting examination
Canada	TBA	13-Jun-03	Awaiting examination
Europe	3727026.1	13-Jun-03	Awaiting examination
New Zealand	537268	13-Jun-03	Under examination
Patent family 5: Glycoalkaloids Compositions & Various Uses Thereof			
Australia	2003238544	24-Jun-03	Awaiting examination
Canada	Tba	24-Jun-03	Awaiting examination
Europe	03732115.5	24-Jun-03	Awaiting examination
New Zealand	537267	24-Jun-03	Under examination
USA	10/607890	26-Jun-03	Under examination
Patent family 6: Methods of Modulating IL-6			
All PCT member states	PCT/AU2004/000049	15-Jan-04	Undergoing International Preliminary examination
USA	10/758939	15-Jan-04	Awaiting examination
Patent family 7: Glycoalkaloid & TLR Agonist Combinations & Various Uses Thereof			
Australia	2005900969	2-Mar-05	Filed

SOLBEC PHARMACEUTICALS LTD

Review of Operations (Cont.)

Communication and Investor Relations.

As part of the Company's commitment to keep its shareholders fully informed of progress, shareholder up-dates were sent out in September 2004 and March 2005. This is in addition to information released to ASX. Solbec will continue to keep its shareholders fully informed with ongoing shareholder up-dates and our subscriber news service on the website.

Management carried out over 50 presentations to stockbrokers during the year and presented Solbec to the US Financial markets at the Rodman & Renshaw TechFest Conference in New York.

Solbec also presented at the world Biotechnology Conference, BIO2005 in Philadelphia. The Conference is attended by over 22,000 delegates from around the world and provided Solbec with an opportunity to meet with a number of key groups interested in our work.

ASCO (Annual meeting of the American Society of Clinical Oncologists) is the largest clinical oncology meeting in the world. Solbec's Phase I Clinical results were released at the conference this year. Solbec was also represented at the American Mesothelioma Conference in May 2005.

Solbec management will continue to present Solbec and its science to the world opinion leaders and decision makers in the areas of our business focus. To date we have received positive interest in our research.

During the year Solbec announced that its shares were now able to be traded on the Berlin Bremen Borse's third market the Freiverkehr allowing Solbec to be traded in Europe. A level 1 American Depository Receipt Program (ADR) was initiated with the Bank of New York in the USA allowing Solbec shares to be traded as ADR's (code: SLBPY) in the USA.

In April 2005 Solbec secured a five year equity standby funding facility of $5 million from Cornell Capital Partners in the USA. The facility which provides Solbec flexibility in funding its 2005-2006 budget for product development is drawn down by Solbec issuing a notice to Cornell Capital pursuant to which Cornell Capital is required to subscribe for shares in amounts of no more than $100,000 at any one time based on the price of Solbec share trading (on ASX) in the 10 day period following a notice draw down.

The innovative facility allows Solbec to further advance and expand its capital projects with a greater degree of financial confidence.

FINANCIAL REVIEW

Horticultural Operations

The company purchased property in Baldivis, Western Australia in 2002 to cultivate the plant Solanum linnaeanum which is used in the production of Coramsine®. Six acres have been cleared with 6000 plants being fed using a fully automated fertigation system. The property and crop are both managed by Bioscience Pty Ltd. The company engaged an Agricultural Officer on a full time basis during the financial year to assist with running the operation.

Investment Activities

The group maintains an investment portfolio of shares in equities listed on Australian Stock Exchange Limited. During the year some of the shares were sold to fund operating activities.

Operating Results for the Year

The consolidated entity experienced a loss after tax of $2,696,440 (2004: $337,458). Total revenue from operating activities largely unchanged at $74,080 (2004: $176,967). Total revenue from non operating activities declined from $1,901,940 in 2004 to $247,991 in 2005, due to cessation of mining tenement sales and the reduction in investment disposals.
Total overheads have been contained in some areas of the groups corporate administration, and in some areas savings have been achieved. In accordance with the Group's technical and commercial objectives, the company expects the costs of clinical trials to continue.

SOLBEC PHARMACEUTICALS LTD

Review of Operations (Cont.)

Review of Financial Condition

Capital Structure

During the financial year, 9,101,054 options were exercised by shareholders at 12 cents and 1,500 options were exercised at 20 cents. There are a further 148,664,831 options exercisable at a price of 20 cents if exercised by 19 September 2005 and 30 cents by the final exercise date of 19 September 2006.
4,000,000 executive share options were issued to two directors in December 2004.

In April 2005 Solbec secured a five year equity standby funding facility of $5 million from Cornell Capital Partners in the USA. The facility provides the company flexibility in funding its product development and general working capital requirements in 2005-2006 . To utilise the facility, Solbec issues a notice to Cornell Capital pursuant to which Cornell Capital is required to subscribe for shares in amounts of no more than $100,000 at any one time based on the price of Solbec share trading (on ASX) in the 10 day period following a notice draw down.

The company has an adequate capital structure, with a debt to equity ratio of 32.4% in the current year, and was 4.6% in the previous year.

Treasury Policy

The groups treasury function is managed by the Managing Director. The majority of the company's funds are invested in National Bank term deposits, with an interest rate at year end of 5.37%.

Cash From Operations

Net cash flows used in operating activities increased to ($2,206,536) from ($1,695,530). The increase in cash used in operating activities was largely due to the increase in clinical trial costs and payments to employees.

Liquidity and Funding

The company has a $5 million equity standby facility of $5 million from Cornell Capital Partners in the USA. To utilise the facility, Solbec issues a notice to Cornell Capital pursuant to which Cornell Capital is required to subscribe for shares in amounts of no more than $100,000 at any one time based on the price of Solbec share trading (on ASX) in the 10 day period following a notice draw down. At balance date, the facility was unused.
In addition to the company's 2005 cash assets of $1,405,349 (2004: $2,686,322), this facility is maintained to allow the company to proceed with product development and working capital requirements into 2005-2006 and beyond, and to allow the company to take advantage of opportunities not specifically budgeted for, or to fund unforeseen expenditure.

Segment Performance

The Biotechnology Sector on a whole performed below expectations during the 2004-2005 financial year. A review of 48 listed biotechnology companies with Market capitalisations similar to Solbec's (range $10-50 million mean $22.5 Million) showed that over the period the average reduction in share price was 41% with only 8 (16%) of the companies reporting an increase in their share price and 40 (84%) reporting reductions in their share price. Solbec's share price followed market trends resulting in a reduction in share price of 36% (14.5c to 9.3c). Price Waterhouse reported similar figures for the final quarter with 66 out of the 74 pharma biotech stocks declining in value and the share price decline in the quarter reported to be 10.3% (excluding majors).

Since year end Solbec's share price has increased and recovered much of the previous year's losses whilst the sector on a whole has rallied with an increase of 11%.

Stephen Carter
Managing Director

Corporate Governance Statement

CORPORATE GOVERNANCE STATEMENT

Corporate Governance is a matter of high importance in the Company and is undertaken with due regard to all of the Company's stakeholders and its role in the community. The key corporate governance practices of the Company are summarised below.

1. Board of Directors

1.1 Role of the Board and Management

The Board represents shareholders' interests in the business and seeks to optimise medium to long-term financial gains for shareholders. The Board believes that this focus will ultimately result in the interests of all stakeholders being appropriately addressed when making business decisions.

The Board is responsible for ensuring that the Company is managed in such a way to best achieve this desired result. Given the current size and operations of the business, the Board currently undertakes an active, not passive role.

The Board is responsible for evaluating and setting the strategic directions for the Company, establishing goals for management and monitoring the achievement of these goals. The Managing Director is responsible to the Board for the day-to-day management of the Company.

The Board has sole responsibility for the following:

- Appointing and removing the Managing Director and approving senior executive remuneration;
- Determining the strategic direction of the Company and measuring performance of management against approved strategies;
- Reviewing the adequacy of resources for management to properly carry out approved strategies and business plans;
- Adopting operating and capital expenditure budgets at the commencement of each financial year and monitoring progress against them;
- Monitoring capital and cash flow requirements;
- Approving and monitoring financial and other reporting to regulatory bodies, shareholders and other organisations;
- Determining that satisfactory arrangements are in place for auditing the Company's financial affairs; and
- Ensuring that policies and compliance systems consistent with the Company's objectives, external best practice and the Company's size and scope of operations are in place and that the Company and its officers act legally, ethically and responsibly on all matters.

The Board's role and the Company's corporate governance practices are being reviewed and amended as required.

1.2 Composition of the Board and New Appointments

The Company currently has the following Board members:

Anthony Kiernan	Chairman (Non-executive)
Stephen Carter	Managing Director
Michael Grant	Non- executive
Professor John Papadimitriou	Non-executive
Dr David Hung	Non-executive

The Company's Constitution provides that the number of directors shall not be less than three (3) and not more than nine (9). There is no requirement for any share holding qualification.

The composition of the Board is reviewed periodically in view of the underlying scale, scope and complexity of the Company's operations. Changes are made where appropriate.

SOLBEC PHARMACEUTICALS LTD

Corporate Governance Statement (Cont.)

The membership of the Board and its activities are subject to periodic review. The criteria for determining the identification and appointment of a suitable candidate for the Board shall include quality of the individual, background of experience and achievement, compatibility with other Board members, credibility within the Company's scope of activities, intellectual ability to contribute to the Board's duties and physical ability to undertake Board's duties and responsibilities.

Directors are initially appointed by the full Board subject to election by shareholders at the next annual general meeting. Under the Company's Constitution the tenure of directors (other than the Managing Director is subject to reappointment by shareholders not later than the third anniversary following his last appointment. Subject to the requirements of the Corporations Act 2001, the Board does not subscribe to the principle of retirement age and there is no maximum period of service as a director. A Managing Director may be appointed for any period and on any terms the directors think fit and, subject to the terms of any agreement entered into, the Board may revoke any appointment.

1.3 Committees of the Board

The Board considers that the Company is not currently of a size, nor are its affairs of such complexity to justify the formation of separate or special committees at this time other than an Audit Committee and a Scientific Review Committee. The Board as a whole is able to address the governance aspects of the full scope of the Company's activities and to ensure that it adheres to appropriate ethical standards.

The Audit committee comprises Messrs Kiernan and Grant who are non- executive.

The Scientific Review Committee has matters referred to it from time to time.

The full Board currently holds meetings at such times as may be necessary to address any general or specific matters as required. The Chairman and Managing Director are in regular contact discussing Company issues and the Chairman has ready and full access at all times to the other directors.

If the Company's activities increase in size, scope and nature, the appointment of separate or special committees will be reviewed by the Board and implemented if appropriate.

1.4 Conflicts of Interest

In accordance with the Corporations Act and the Company's Constitution, directors must keep the Board advised, on an ongoing basis, of any interest that could potentially conflict with those of the Company. Where the Board believes that a significant conflict exists, the director concerned would not receive the relevant board papers and would not be present at the meeting whilst the item is considered when any appropriate vote was taken.

1.5 Independent Professional Advice

The Board has determined that individual directors have the right in connection with their duties and responsibilities as directors, to seek independent professional advice at the Company's expense. The engagement of an outside adviser is generally subject to prior approval of the Chairman and this will not be withheld unreasonably. If the matter is urgent or the relevant director does not wish to refer the matter to the Chairman prior to seeking outside advice, the director is entitled to do so without prior referral. If appropriate, any advice so received will be made available to all Board members.

2. Ethical Standards

The Board acknowledges the need for continued maintenance of a professional standard of corporate governance practice and ethical conduct by all directors and employees of the Company.

Corporate Governance Statement (Cont.)

2.1 *Code of Conduct for Directors*

All directors are expected and required to comply with the following code:

The principles of the code are:

- A director must act honestly, in good faith and in the best interests of the company as a whole.
- A director has a duty to use due care and diligence in fulfilling the functions of office and exercising the powers attached to that office.
- A director must use the powers of office for a proper purpose, in the best interests of the company as a whole.
- A director must recognise that the primary responsibility is to the Company's shareholders as a whole but should, where appropriate, have regard for the interest of all stakeholders of the company.
- A director must not make improper use of information acquired as a director.
- A director must not take improper advantage of the position of director.
- A director must not allow personal interests, or the interests of any associated person, to conflict with the interests of the company.
- A director has an obligation to be independent in judgment and actions and to take all reasonable steps to be satisfied as to the soundness of all decisions taken as a Board.
- Confidential information received by a director in the course of the exercise of directorial duties remains the property of the Company and it is improper to disclose it, or allow it to be disclosed, unless that disclosure has been authorised by the Company, or the person from whom the information is provided, or is required by law.
- A director should not engage in conduct likely to bring discredit upon the company.
- A director has an obligation at all times, to comply with the spirit, as well as the letter of the law and with the principles of the Code.

The principles are supported by guidelines as set out by the Australian Institute of Company Directors for their interpretation should that be necessary.

2.2 *Code of Ethics and Conduct*

All employees and directors are expected to adhere to the following:

- respect the law and act in accordance with it;
- respect confidentiality and not misuse company information, assets or facilities;
- value and maintain professionalism;
- avoid real or perceived conflicts of interest;
- act in the best interests of shareholders;
- by their actions contribute to the company's reputation as a good corporate citizen which seeks the respect of the community and environment in which it operates;
- perform their duties in ways that minimise environmental impacts and maximise workplace safety;
- exercise fairness, courtesy, respect, consideration and sensitivity in all dealings within their workplace and with customers, suppliers and the public generally; and
- act with honesty, integrity decency and responsibility at all times.

An employee that breaches the above may face disciplinary action. If an employee suspects that a breach of the above has occurred or will occur, he or she is to notify that breach to management. No employee will be disadvantaged or prejudiced if he or she reports in good faith a suspected breach. All reports will be acted upon and kept confidential.

2.3 *Dealings in Company Securities*

The Company's share trading policy imposes basic trading restrictions on all directors of the Company with 'inside information'.

'Inside information' is information that:

- is not generally available; and
- if it were generally available, it would, or would be likely to influence investors in deciding whether to buy or sell the Company's securities.

Corporate Governance Statement (Cont.)

If a director possesses inside information, the person must not:

- trade in the Company's securities;
- advise others or procure others to trade in the Company's securities; or
- pass on the inside information to others - including colleagues, family or friends - knowing (or where the employee or director should have reasonably known) that the other persons will use that information to trade in, or procure someone else to trade in, the Company's securities.

This prohibition applies regardless of how the director learns the information.

Any director considering buying or selling securities is to advise the Chairman (and in his absence the Managing Director) before doing so. If the proposed buyer or seller is the Chairman he is to advise the Managing Director or another director.

In addition to the above, directors must notify the Chairman as soon as practicable, but not later than 2 business days, after they have bought or sold the Company's securities or exercised options. In accordance with the provisions of the Corporations Act and the Listing rules of the ASX, the Company on behalf of the directors must advise the ASX of any transactions conducted by them in the securities of the Company.

Breaches of this policy will be subject to disciplinary action, which may include termination of employment.

2.4 Interests of Other Stakeholders

The Company's objective is to maximise returns to shareholders through continued development of drugs and at the date hereof its lead compound Coramsine.

3. Disclosure of Information

3.1 Continuous Disclosure to ASX

The continuous disclosure policy requires all executives and directors to inform the managing director or in his absence the company secretary of any potentially material information as soon as practicable after they become aware of that information.

Information is material if it is considered likely that the information would influence investors who commonly acquire securities on ASX in deciding whether to buy, sell or hold the Company's securities.

Information is not material and need not be disclosed if:

a) A reasonable person would not expect the information to be disclosed or is material but due to a specific valid commercial reason is not to be disclosed; and

b) The information is confidential; or
c) One of the following applies:

i. It would breach a law or regulation to disclose the information;
ii. The information concerns an incomplete proposal or negotiation;
iii. The information comprises matters of supposition or is insufficiently definite to warrant disclosure;
iv. The information is generated for internal management purposes;
v. The information is a trade secret;
vi. It would breach a material term of an agreement, to which the company is a party, to disclose the information;
vii. It would harm the company's potential application or possible patent application; or
viii. The information is scientific data that release of which may benefit the company's potential competitors.

The Chairman and Managing Director are responsible for interpreting and monitoring the Company's disclosure policy and where necessary informing the Board. The Managing Director is primarily responsible for communications with ASX.

Corporate Governance Statement (Cont.)

3.2 *Communication with Shareholders*

The Company places considerable importance on effective communications with shareholders.

The Company's communication strategy requires communication with shareholders and other stakeholders in an open, regular and timely manner so that the market has sufficient information to make informed investment decisions on the operations and results of the Company. The strategy provides for the use of systems that ensure a regular and timely release of information about the Company is provided to shareholders. Mechanisms employed include:

- Announcements lodged with ASX;
- Half Yearly Report;
- Presentations at the Annual General Meeting/General Meeting's;
- Annual Report;
- Utilisation of a "Contact Us" mechanism on the web site which where a person is registered will see ASX releases emailed to them.

The Board encourages full participation of shareholders at the Annual General Meeting to ensure a high level of accountability and understanding of the Company's strategy and goals.

The Company also posts reports, ASX and media releases and copies of significant business presentations on the Company's website.

4. Risk Management

4.1 *Identification of Risk*

The Board is responsible for overseeing the Company's risk management and control framework. Responsibility for control and risk management is delegated to the appropriate level of management within the Company with the managing director having ultimate responsibility to the Board for the risk management and control framework.

Arrangements put in place by the Board to monitor risk management include regular reporting to the Board in respect of operations and the financial position of the Company and where possible on a monthly basis.

4.2 *Integrity of Financial Reporting*

The Company's managing director and chief financial officer (or equivalent) are required to report in writing to the Board that the Company's financial reports are founded on a sound system of risk management and internal compliance and control that implements the policies adopted by the Board.

4.3 *Role of Auditor*

The Company's practice is to invite the auditor to attend the annual general meeting and be available to answer shareholder questions about the conduct of the audit and the preparation and content of the auditor's report.

5. Remuneration Arrangements

The broad remuneration policy is to ensure that remuneration properly reflects the relevant person's duties and responsibilities, and that the remuneration is competitive in attracting, retaining and motivating people of the highest quality. The Board believes that the best way to achieve this objective is to provide executive directors and executives with a remuneration package consisting of components that reflect the person's responsibilities, duties, personal and corporate performance.

The remuneration of Non-executive directors is determined by the Board as a whole having regard to the level of fees paid to Non-executive directors by other companies of similar size in the industry.

The aggregate amount payable to the Company's Non-executive directors must not exceed the maximum annual amount approved by the Company's shareholders.

The Chairman, subject to Board approval, generally sets remuneration of the Managing Director

Corporate Governance Statement (Cont.)

ASX Corporate Governance Council : Principles of Good Corporate Governance and Best Practice Recommendations

Council Principle 1:
Lay solid foundations for management and oversight

Council Recommendation 1.1:
Formalise and disclose the functions reserved to the board and those delegated to management.

The Company complies with this recommendation. Refer Section 1.1 of Corporate Governance Statement.

Council Principle 2
Structure the board to add value

Council Recommendation 2.1:
A majority of the board should be independent directors.

The Board considers that Michael Grant, Professor John Papadimitriou and Dr David Hung are independent directors in accordance with Recommendation 2.1. Whilst Anthony Kiernan, the Chairman, is a non-executive director he does provide legal and consulting services to the Company from time to time and therefore on an interpretation of Recommendation 2.1 may not be considered to be truly independent, notwithstanding he takes no part in the day to day management of the Company. Directors having a conflict of interest in relation to a particular item of business being considered by the Board must offer to absent themselves from the Meeting during discussion and in any event will not participate in any vote. The Chairman can also ask a director to absent themselves from the Meeting if he considers it is correct to do so in all the circumstances.

Refer Section 1.2 of Corporate Governance Statement.

Council Recommendation 2.2:
The chairperson should be an independent director.

The Company's Chairman, Anthony Kiernan, is not considered to be independent in terms of the ASX Corporate Governance Council's definition of independent director as such because he provides legal and consulting services to the Company from time to time. This is notwithstanding that he is non-executive and not involved in the day to day operations of the Company. However the Board believes that the Chairman is able and does bring quality and independent judgment to all relevant issues falling within the scope of the role of a Chairman.

Refer Section 1.2 of Corporate Governance Statement.

Council Recommendation 2.3:
The roles of the chairperson and chief executive officer should not be exercised by the same individual.

The Company complies with this recommendation.

Council Recommendation 2.4:
The board should establish a nomination committee.

The Board considers that the Company is not currently of a size to justify the formation of a nomination committee. The Board as a whole undertakes the process of reviewing the skill base and experience of existing directors to enable identification or attributes required in new directors.

The Board acknowledges this does not comply with recommendation 2.4 of the ASX Corporate Governance Guidelines. If the Company's activities increase in size, scope and nature, the appointment of a nomination committee will be reviewed by the Board and implemented if appropriate.

Refer Section 1.3 of Corporate Governance Statement.

SOLBEC PHARMACEUTICALS LTD

Corporate Governance Statement (Cont.)

Council Principle 3:
Promote ethical and responsible decision-making

Council Recommendation 3.1:
Establish a code of conduct to guide the directors, the chief executive officer (or equivalent), the chief financial officer (or equivalent) and any other key executives as to:

3.1.1 the practices necessary to maintain confidence in the company's integrity;
3.1.2 the responsibility and accountability of individuals for reporting and investigating reports of unethical practice.

The Company has in place a level of expectation of conduct which is set out in Sections 2.1 and 2.2 of Corporate Governance Statement.

Council Recommendation 3.2:
Disclose the policy concerning trading in company securities by directors, officers and employees.

The Company complies with this recommendation. Refer Section 2.3 of Corporate Governance Statement.

Council Principle 4:
Safeguard integrity in financial reporting

Council Recommendation 4.1:
Require the Chief Executive Officer (or equivalent) and the Chief Financial Officer (or equivalent) to state in writing to the board that the company's financial reports present a true and fair view, in all material respects, of the company's financial condition and operational results and are in accordance with relevant accounting standards.

The Company complies with this recommendation.

Council Recommendation 4.2:
The board should establish an audit committee.

The Board has established an Audit Committee which currently comprises non-executive directors Kiernan and Grant. Refer Section 1.3 of Corporate Governance Statement.

Council Recommendation 4.3:
Structure the audit committee so that it consists of:

- *only Non-executive directors;*
- *a majority of independent directors;*
- *an independent chairperson, who is not chairperson of the board;*
- *at least three members.*

Refer Recommendation 4.2. The company does not fully comply with this recommendation due to the size of the company and the availability of Directors to act on the Audit Committee.

Council Recommendation 4.4
The audit committee should have a formal operating charter.

The Audit Committee does not have a formal operating charter as such but does act independently of management and has ready access to all accounts and the auditor at all times. The Committee reviews all financial information and reports of a financial nature prior to release to ASX.

Corporate Governance Statement (Cont.)

Council Principle 5:
Make a timely and balanced disclosure

Council Recommendation 5.1:
Establish written policies and procedures designed to ensure compliance with ASX Listing Rule disclosure requirements and to ensure accountability at a senior management level for that compliance.

The Company complies with this recommendation. Refer Section 3.1 of Corporate Governance Statement.

Council Principle 6:
Respect the rights of shareholders

Council Recommendation 6.1:
Design and disclose a communications strategy to promote effective communication with shareholders and encourage effective participation at general meetings.

The Company complies with this recommendation. Refer Section 3.2 of Corporate Governance Statement.

Council Recommendation 6.2:
Request the external auditor to attend the annual general meeting and be available to answer shareholder questions about the conduct of the audit and the preparation and content of the auditor's report.

The Company complies with this recommendation. Refer Section 4.3 of Corporate Governance Statement.

Council Principle 7:
Recognise and manage risk

Council Recommendation 7.1:
The Board or appropriate board committee should establish policies on risk oversight and management.

The Company complies with this recommendation. Refer Section 4.1 of Corporate Governance Statement.

Council Recommendation 7.2
The chief executive officer and the chief financial officer should state in writing that:

7.2.1 the statement given in accordance with best practice recommendation 4.1 is founded on a sound system of risk management and internal compliance and control which implements the policies adopted by the board;
7.2.2 the company's risk management and internal compliance and control system is operating efficiently and effectively in all material respects.

The Company complies with this recommendation. Refer Section 4.1 of Corporate Governance Statement.

Council Principle 8:
Encourage enhanced performance

Council Recommendation 8.1:
Disclose the process for performance evaluation of the board, its committees and individual directors, and key executives.

Refer Section 5 of Corporate Governance Statement.

Council Principle 9:
Remunerate fairly and responsibly

Council Recommendation 9.1:
Provide disclosure in relation to the company's remuneration policies to enable investors to understand (i) the costs and benefits of those policies and (ii) the link between remuneration paid to directors and key executives and corporate performance.

Corporate Governance Statement (Cont.)

Council Recommendation 9.2
The board should establish a remuneration committee.

The Board considers that the Company is not currently of a size, nor are its affairs of such complexity to justify the formation of a remuneration committee. The Board as a whole is responsible for the remuneration arrangements for directors and executives of the Company.

The Board acknowledges this does not comply with recommendation 9.2 of the ASX Corporate Governance Guidelines. If the Company's activities increase in size, scope and nature, the appointment of a remuneration committee will be reviewed by the Board and implemented if appropriate.

Refer Section 1.3 of Corporate Governance Statement.

Council Recommendation 9.3
Clearly distinguish the structure of Non-executive directors' remuneration from that of executives.

The Company complies with this recommendation. Refer Section 5 of Corporate Governance Statement.

Council Recommendation 9.4
Ensure that payment of equity-based executive remuneration is made in accordance with thresholds set in plans approved by shareholders.

The Company complies with this recommendation.

Council Principle 10:
Recognise the legitimate interests of stakeholders

Council Recommendation 10.1:
Establish and disclose a code of conduct to guide compliance with legal and other obligations to legitimate stakeholders.

The Company complies with this recommendation. Refer Section 2.4 of Corporate Governance Statement.

Directors' Report

Your Directors submit their report for the year ended 30 June 2005.

DIRECTORS

The names and details of the Directors of the Company in office during the financial year and until the date of this report are listed below. Directors were in office for this entire period unless otherwise stated.

Anthony Kiernan (Chairman)

Mr Kiernan is a Solicitor with considerable experience in the administration and operation of listed public companies and practises extensively in the areas of media, resources and information technology law.

In addition to his legal practice, Mr Kiernan provides commercial and corporate advice to various entities. In the past 3 years Mr Kiernan has been and still is a director of Hailian Limited and Bullion Minerals Limited both listed on Australian Stock Exchange Limited. He is also Chairman of Anglicare (WA).

Michael Grant

Mr Grant has a masters degree from UWA and sixteen years experience in the securities industry. Over this period he has worked in the UK, USA and Australian markets in both the mutual fund sector and private client advisory roles. He has wide experience within the broking industry at both domestic and international levels. In recent times he has been a senior advisor with Merrill Lynch Australia and is currently a senior client advisor with Bell Potter Securities.

His early background in medical sciences and long experience in the financial markets brings a valuable and balanced contribution to the board of Solbec.

Stephen J Carter FAIM MRACI (Managing Director)

Mr Carter has qualifications in Chemistry and over twelve years experience in the Pharmaceutical Industry in drug development and registration in Australia, USA and other parts of the world. Stephen held the positions Research and Development Manager and a General Manager for Delta West Ltd prior to its takeover by the Pharmacia Pharmaceutical group.

Professor John Papadimitriou, AM, OStJ

Professor Papadimitriou has had a distinguished academic career in pathology and was awarded a personal chair for his many contributions.

He is presently Emeritus Professor in the School of Surgery and Pathology at The University of Western Australia and is also on the consultant staff of the Royal Perth Hospital and the PathCentre, the Western Australian Centre for Pathology and Medical Research. He has an international reputation in both diagnostic and experimental pathology and is the author and co-author of three books and some 460 scientific papers. He is a director of the Neurological Research Institute and the Child Heath Research Foundation of Western Australia and Deputy Director of the Australian Research Centre for Medical Engineering. He is also a Director of Meditech Research Ltd.

Professor Papadimitriou was made a Member of the Order of Australia for services rendered to medical research and the community.

Dr David Hung

Dr Hung is a California-based physician and entrepreneur. His specialist medical expertise is in internal medicine and oncology. He is currently President and Chief Executive Officer of Medivation Inc., which develops early stage pharmaceutical projects.

Dr Hung previously served as founding President and CEO of Pro.Duct Health Inc., a company which developed, manufactured and commercialized a device used in breast cancer risk assessment. Pro.Duct Health Inc. was acquired by Cytyc Corporation. Dr Hung also held senior roles in product and clinical development with pioneering biotechnology company, Chiron Corporation.

With his clinical and entrepreneurial credentials and contacts in the American biotechnology industry, Dr Hung will add value to the commercialization of Coramsine™.

Directors' Report (Cont.)

INTERESTS IN THE SHARES AND OPTIONS OF THE COMPANY

As at the date of this report the interests of the directors in the shares and options of the company were:-

Director	Ordinary Shares		Options	
	Direct Interest	Indirect Interest	Direct Interest	Indirect Interest
Anthony Kiernan	525,000	750,000	2,937,500	600,000
Michael Grant	1,014,339	450,000	2,207,169	2,675,000
Stephen J Carter	-	1,238,300	3,200,000	985,414
John Papadimitriou	-	-	2,000,000	-
David Hung	-	-	2,000,000	-

COMPANY SECRETARY

John Sendziuk is a chartered accountant. He has been in practice for 19 years providing corporate secretarial, taxation and business advice to a diverse group of business clients and public companies.

CORPORATE INFORMATION

Solbec Pharmaceuticals Ltd is a company limited by shares incorporated and domiciled in Australia. At balance date the Company had ten full time employees (2003: seven full time employees).

The Company is the ultimate parent entity of the consolidated group comprising the Company and its wholly-owned subsidiary, Solbec (No 1) Pty Ltd.

PRINCIPAL ACTIVITY

The principal activity of the Company during the year was pharmaceutical research.

RESULTS OF OPERATIONS

The loss after income tax for the financial year was $2,696,440 (2004 : $337,458).

OBJECTIVES AND GOALS

During 2005 and 2006, Solbec has set a number of important technical and commercial objectives, including:

Cancer

- The completion of Coramsine's® Phase I Cancer clinical trial;
  - The Phase I trial had 3 stages the first two are now complete and Solbec will work with the investigator to complete the final stage.
- Filing an Investigational New Drug (IND) application with the United States Food and Drug Administration (FDA);
  - Solbec will work with its advisors to complete the Pre-IND phase of development and file a IND with the US FDA.
- Applying for and receiving "Orphan Drug Status" for Coramsine® from the FDA;
  - Solbec will work with its advisors to complete the process of filing for an Orphan Drug Status.
- Commencing of Coramsine's® Phase IIB Cancer clinical trials in Australia and the USA;
  - Solbec will work with its Scientific advisors to determine the best clinical path forward for Coramsine®

Psoriasis

- The completion of Coramsine's® Phase I Psoriasis clinical trial;
  - Solbec is awaiting the final report from the trial carried out earlier this year. Upon receipt of the report Solbec will complete the;
    - reformulation of the Coramsine® cream and initiate pre-clinical efficacy studies;
    - this work is on going and depending on the results of the pre-clinical studies Solbec will;
    - commence further Phase I/IIA Psoriasis clinical trials in humans.

SOLBEC
PHARMACEUTICALS LTD

Directors' Report (Cont.)

Intellectual property

- Filing new patent applications to secure further IP protection of its lead compound Coramsine®
  - Solbec will work with its patent attorneys to continue to identify and secure new IP.

Other

- Completion of Bioavailability studies:
  - These studies are underway and will provide Solbec with information on the uptake of Coramsine® from the gut and therefore the potential for development of an oral formulation (tablet). If the drug uptake is acceptable Solbec will;
    - formulate an oral Coramsine® tablet and initiate the supporting Pre-clinical studies; and
    - completing the equity standby funding facility to assist the next phase of commercialisation of our lead compound Coramsine®.
    - completion of capital structure changes consisting primarily of an offer to exchange options for shares in Solbec. The goal is to enhance the capital structure of the Company for preparation of potential partnering in both capital and development terms.

DIVIDENDS

No dividend was paid during the financial year and the Directors do not recommend payment of a dividend.

REVIEW OF OPERATIONS

Detailed comments on operations are included separately in this annual report under the Chairman's Report and Review of Operations.

SIGNIFICANT CHANGES IN THE STATE OF AFFAIRS

There were no significant changes in the state of affairs of the company that occurred during the financial year under review not otherwise disclosed in this report or the accounts.

SIGNIFICANT EVENTS AFTER THE BALANCE DATE

No matters or circumstances have arisen since the end of the financial year which significantly affected or may significantly affect the operations of the company, the results of those operations, or the state of affairs of the company in future financial years.

LIKELY DEVELOPMENTS AND EXPECTED RESULTS OF OPERATIONS

These are discussed in the Operations Review and Objectives and Goals.

SOLBEC
PHARMACEUTICALS LTD

Directors' Report (Cont.)

REMUNERATION REPORT

Remuneration Philosophy *

This section details the remuneration arrangements in place for the executives and directors of Solbec Pharmaceuticals Ltd.
The broad remuneration philosophy is to ensure that remuneration properly reflects the relevant person's duties and responsibilities, and that the remuneration is competitive in attracting, retaining and motivating people of the highest quality. The Board believes that the best way to achieve this objective is to provide any executive directors and executives with a remuneration package consisting of components that reflect the person's responsibilities, duties, personal and corporate performance.

To this end Solbec has invoked the following principles;

- Provide competitive rewards.
- That a part of the senior executive's remuneration is "at risk" that is linked to pre-determined achievements.
- That any variable executive remuneration has appropriate and demanding performance hurdles attached.
-

* This information has been audited.

Remuneration Committee

Solbec does not have a remuneration committee per se. The remuneration of Non-executive directors is determined by the Board as a whole having regard to the level of fees paid to Non-executive directors by other companies of similar size in the industry.

The aggregate amount payable to the Company's Non-executive directors must not exceed the maximum annual amount approved by the Company's shareholders.

The Chairman, subject to Board approval, generally sets remuneration of the Managing Director.

Fixed Remuneration

The Level of fixed remuneration is set so as to provide a base level of remuneration which is both appropriate to the position and competitive in the market.

Fixed remuneration is reviewed annually.

Variable Remuneration

Short term incentives (STI) maybe linked to achievement of the companies operational targets with the remuneration received if the relevant executives achieve the target. Options granted to the Directors and Chief Executive Officer are not linked to the performance of the company. The options are not tradeable unless they are first exercised.

Long term incentives (LTI) are linked to the long term creation of shareholder wealth. The LTI grants are generally delivered in the form of options. The issue of options is initiated by the board and then shareholder approval is obtained with a full explanation given in the notice of meeting. The options are not tradeable until they are exercised by the recipients.

Company Performance

Solbec is a pharmaceutical company specialising in late stage research / early-mid stage clinical development of novel and commercially attractive biopharmaceutical compounds. Whilst Solbec recognises the fact that one of its key objectives is significantly reducing the time required to commercialise drug product, quality of its work remains

Directors' Report (Cont.)

Intellectual property is the key asset in any biotechnology company. To this end, Solbec recognises the importance of investment in generating a strong intellectual property portfolio. R & D is Solbec's most significant item of expenditure, amounting to: $1.01M in 2002, $1.33M in 2003, 1.05M in 2004 and $1.24M in 2005 respectively. Since acquiring the IP rights to the Coramsine® glycoalkaloid technology platform in 2000 Solbec has commissioned numerous Pre-clinical studies, two Phase I clinical trials and filed five new patents with over forty cases granted or pending worldwide. It is important to note however, the IP generated from this expenditure is not reflected as an asset on the Company's Balance Sheet. As a result, utilising company funds for R & D has the effect of reducing the net asset backing per share. Over the past four years the company's net asset backing per share has fallen from three cents in 2002 to one cent in 2005. Solbec cannot be compared to an industrial company, where such a drop would be alarming. Solbec has assets which cannot be quantified and thus are not shown in the financial records, due to their nature. The Directors believe that this hidden component of the company's assets will come to light as the research is commercialised in the future.

Employment Contracts *

The CEO Mr. Stephen Carter is employed under contract. The current employment commenced on the 1st of July 2004. The key terms of the contract are;

- Mr. Carter may resign from his position giving 3 months written notice and thus terminate his contract.
- The company may terminate his contract by providing 3 months written notice or provide pay in lieu of notice.
- The company may terminate his contract at any time without notice if serious misconduct has occurred.

Remuneration of Specified Directors
Details of the nature and amount of each element of emolument of each Director of the Company for the financial year are as follows:

2005 Name	Consulting Fees $	Directors' Fee $	Superannuation $	Options $	Salary $	* Total $
S J Carter (Executive Director)	-	-	16,083	-	189,356	205,439
A Kiernan (Chairman)	31,944	30,000	2,700	-	-	64,644
M Grant (Non Executive)	12,925	24,500	2,205	-	-	39,630
J Papadimitriou (Non Executive)	-	25,725	2,315	30,000	-	58,040
D Hung (Apptd 13/10/04) (Non Executive)		17,369	-	30,000	-	47,369
	44,869	97,594	23,303	60,000	189,356	415,122

* This information has been audited

Directors' Report (Cont.)

2004 Name	Consulting Fees $	Directors' Fee $	Superannuation $	Options $	Salary $	* Total $
P J Alcock (Resigned 27/11/03)	16,350	6,726	551	-	-	23,627
S J Carter (Executive Director)	-	-	14,575	54,000	161,948	230,523
A Kiernan (Chairman)	23,514	30,000	2,645	24,900	-	81,059
M Grant (Non Executive)	-	25,385	2,205	24,900	-	52,490
J Papadimitriou (Apptd. 14/06/04) (Non Executive)	-	-	-	-	-	-
	39,864	62,111	19,976	103,800	161,948	387,699

* This information has been audited

Prof. Papadimitriou and Dr Hung were issued with 2,000,000 options each on 25th November 2004. The options are not tradeable and are exercisable by the payment of 22 cents on or before 25th November 2007. The options were valued at $30,000 for each Director using the Binomial Tree method of valuation. This fair value is not recognised as an expense in the financial statements.
The value has been calculated using the following assumptions:

Assumptions	
Risk free interest rate	5.39%
Current share price	13.5 cents
Dividend yield	0%
Forecast volatility	50%
Option exercise price	22 cents

Terms and Conditions for each Grant

Name	Granted Number $	Grant date	Value per option at grant date $	Exercise price per share $	First exercise date	Last exercise date	% of Remuneration
J Papadimitriou	2,000,000	25/11/04	.03 cents	22 cents	26/11/04	25/11/07	18.6
D Hung	2,000,000	25/11/04	.03 cents	22 cents	26/11/04	25/11/07	26.9
	4,000,000						

Remuneration of Specified Executives

Details of the nature and the amount of each element of emoluments of each executive for the financial year are as follows:

Name	Consulting Fees $	* Total $
John Sendziuk	27,404	27,404

* This information has been audited

SOLBEC PHARMACEUTICALS LTD

Directors' Report (Cont.)

INDEMNIFICATION AND INSURANCE OF DIRECTORS AND OFFICERS

Indemnification:

The Company has agreed to indemnify all the directors and the company secretary who have held office in the Company during this financial year, against all liabilities to another person (other than the Company or its related body corporate) that may arise from their position as a director or officer of the Company and its controlled entities, except where the liability arises out of conduct involving a lack of good faith. The agreement stipulates that the Company will meet the full amount of any such liabilities, including costs and expenses.

Insurance Premiums:

During the financial year the Company has paid insurance premiums of $31,623 in respect of directors and officers liability and legal expenses insurance contracts, for current and former directors and officers, including executive officers of the Company and directors, executive officers and secretaries of its controlled entity. The insurance premiums relate to:

- Costs and expenses incurred by the relevant officers in defending proceedings, whether civil or criminal and whatever their outcome;
- Other liabilities that may arise from their position, with the exception of conduct involving the wilful breach of duty or improper use of information or position to gain a personal advantage.

SHARE OPTIONS

Unissued Shares

At the date of this report, there were 159,664,831 unissued ordinary shares under options as follows:

4,000,000 director options to take up one ordinary share in Solbec Pharmaceuticals Ltd at an issue price of 22 cents. The options expire on 9th June 2007.

3,000,000 executive options to take up one ordinary share in Solbec Pharmaceuticals Ltd at an issue price of 20 cents. The options expire on 9 June 2007.

4,000,000 director options to take up one ordinary share in Solbec Pharmaceuticals Ltd at an issue price of 22 cents. The options expire on 25th November 2007.

148,664,831 options to take up one ordinary share in Solbec Pharmaceuticals Ltd at an issue price of 20 cents if exercised by 19 September 2005 and 30 cents if exercised by 19 September 2006 the expiry date.

The option holders do not have any right, by virtue of the option to participate in any share issue of the Company or any related body corporate or in the interest issue of any other registered scheme.

Shares Issued As A Result Of The Exercise Of Options

During the financial year 9,101,054 options were exercised at 12 cents per option and 1,500 options exercised at 20 cents. Since the end of the financial year and up to the date of this report there have been no further options exercised.

Options Lapsed During The Period

3,000,000 options lapsed during the financial year.

DIRECTORS' MEETINGS

The number of meetings of directors (including meetings of committees of directors) held during the year and the number of meetings attended by each director were as follows:

	Directors' Meetings		Audit Committee	
	Number eligible to attend	Meetings Attended	Number eligible to attend	Meetings Attended
Stephen J Carter	9	9	-	-
Anthony Kiernan	9	9	2	2
Michael Grant	9	9	2	2
John Papadimitriou	9	6	-	-
David Hung (Appointed 13/10/04)	6	6	-	-

CORPORATE GOVERNANCE

In recognising the need for the highest standards of corporate behaviour and accountability, the directors of Solbec Pharmaceuticals Ltd support and have adhered to the principles of corporate governance. The company's corporate governance statement is contained in the additional corporate governance section of this annual report.

SOLBEC PHARMACEUTICALS LTD

Directors' Report (Cont.)

Non Audit Services

No non audit services were provided during the year by the Auditors.

Auditor's Independence Declaration

In accordance with section 307C of the Corporations Act 2001, the Directors have obtained a declaration of independence from Ernst and Young, Perth, the consolidated entity's auditors, as presented on page 30 of this years financial report. The company did not receive any non-audit services from the auditors.

Signed at Perth this 30th September 2005 in accordance with a resolution of the directors.

Anthony Kiernan - Chairman

Michael Grant - Director

SOLBEC PHARMACEUTICALS LTD

Auditor's Independence Declaration

ERNST & YOUNG

The Ernst & Young Building
11 Mounts Bay Road
Perth WA 6000
Australia

GPO Box M939
Perth WA 6843

Tel 61 8 9429 2222
Fax 61 8 9429 2436

Auditor's Independence Declaration to the Directors of Solbec Pharmaceuticals Ltd

In relation to our audit of the financial report of Solbec Pharmaceuticals Ltd for the financial period ended 30 June 2005, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.

Ernst & Young

J P Dowling
Partner
Perth
Date: 30 September 2005

SOLBEC
PHARMACEUTICALS LTD

Independent Audit Report To The Members Of Solbec Pharmaceuticals Ltd

ERNST & YOUNG

■ The Ernst & Young Building
11 Mounts Bay Road
Perth WA 6000
Australia

GPO Box M939
Perth WA 6843

■ Tel 61 8 9429 2222
Fax 61 8 9429 2436

Independent audit report to members Solbec Pharmaceuticals Ltd

Scope

The financial report, remuneration disclosures and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for Solbec Pharmaceuticals Ltd (the company) and the consolidated entity, for the period ended 30 June 2005. The consolidated entity comprises both the company and the entities it controlled during that period.

The company has disclosed information about the remuneration of directors and executives ("remuneration disclosures"), as required by Accounting Standard 1046 *Director and Executive Disclosures by Disclosing Entities*, under the heading "remuneration report" in pages 25 to 27 of the directors' report, as permitted by the *Corporations Regulations 2001*.

The directors of the company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the company and the consolidated entity, and that complies with Accounting Standards in Australia, in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report. The directors are also responsible for the remuneration disclosures contained in the directors' report.

Audit approach

We conducted an independent audit of the financial report in order to express an opinion to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement and the remuneration disclosures comply with Accounting Standard AASB 1046 and the Corporations Regulations 2001. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the *Corporations Act 2001*, including compliance with Accounting Standards in Australia, and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations and cash flows and whether the remuneration disclosures comply with Accounting Standard AASB 1046 and the *Corporations Regulations 2001*.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report and the remuneration disclosures; and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

We performed procedures to assess whether the substance of business transactions was accurately reflected in the financial report and the remuneration disclosures. These and our other procedures did not include consideration or judgement of the appropriateness or reasonableness of the business plans or strategies adopted by the directors and management of the company.

Independence

We are independent of the company and the consolidated entity and have met the independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*. We have given to the directors of the company a written Auditor's Independence Declaration.

SOLBEC PHARMACEUTICALS LTD

ERNST & YOUNG

Audit opinion

In our opinion:

1. the financial report of Solbec Pharmaceuticals Ltd is in accordance with:

(a) the *Corporations Act 2001*, including:

(i) giving a true and fair view of the financial position of Solbec Pharmaceuticals Ltd and the consolidated entity at 30 June 2005 and of their performance for the period ended on that date; and

(ii) complying with Accounting Standards in Australia and the *Corporations Regulations 2001*; and

(b) other mandatory financial reporting requirements in Australia.

2. the remuneration disclosures that are contained in pages 25 to 27 of the directors' report comply with Accounting Standard AASB 1046 and the *Corporations Regulations 2001*.

Ernst & Young

J P Dowling
Partner
Perth
Date: 30 September 2005

SOLBEC PHARMACEUTICALS LTD

Directors' Declaration

In the opinion of the directors of Solbec Pharmaceuticals Ltd ("the Company"): We state that:

(a) the financial report and the additional disclosures included in the directors report designated as audited, of the company and of the consolidated entity are in accordance with the Corporations Act 2001, including:

(i) giving a true and fair view of the financial position of the Company and consolidated entity as at 30 June 2005 and of their performance, as represented by the results of their operations and their cash flows, for the year ended on that date; and

(ii) complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

(b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

The directors have been given the declarations required by Section 295A of the Corporations Act 2001 for the financial year ended 30 June 2005.

Dated this 30th day of September 2005

Signed in accordance with a resolution of the directors:

Anthony Kiernan - Chairman

Michael Grant - Director

SOLBEC PHARMACEUTICALS LTD

Statement Of Financial Performance

For The Year Ended 30 June 2005

	Note	Consolidated Entity 2005 $	Parent 2005 $	Consolidated Entity 2004 $	Parent 2004 $
Revenue From Ordinary Activities	2(a)	**322,071**	**574,828**	**2,078,907**	**2,189,252**
Depreciation		(30,982)	(30,982)	(35,371)	(35,371)
Provision for doubtful debts		(122)	(240,022)	-	(170,529)
Amortisation of intangibles		(45,754)	(45,754)	(19,519)	(19,519)
Exploration and evaluation expenditure		-	-	-	-
Borrowing costs - interest expense		-	-	(2,897)	(2,897)
Research and development expenditure		(1,265,425)	(1,265,425)	(1,048,885)	(1,048,079)
Other expenses from ordinary activities	2 (b)	(1,676,228)	(1,676,318)	(1,654,037)	(1,654,037)
Loss From Ordinary Activities Before Income Tax		(2,696,440)	(2,683,673)	(681,802)	(741,180)
Income Tax Benefit Relating To Ordinary Activities	3	-	-	344,344	344,344
Loss From Ordinary Activities After Income Tax		**(2,696,440)**	**(2,683,673)**	**(337,458)**	**(396,836)**
Net loss Attributable To Members Of Solbec Pharmaceuticals Ltd		**(2,696,440)**	**(2,683,673)**	**(337,458)**	**(396,836)**
Total revenues, expenses and valuation adjustments attributable to members of Solbec Pharmaceuticals Ltd recognised directly in equity		-	-	-	-
Total changes in equity other than those resulting from transactions with owners as owners		**(2,696,440)**	**(2,683,673)**	(337,458)	(396,836)
Basic earnings/(loss) per share - cents per share	23	(1.6)	(1.6)	(0.2)	(0.2)
Diluted earnings/(loss) per share - cents per share	23	(1.6)	(1.6)	(0.2)	(0.2)

SOLBEC PHARMACEUTICALS LTD

Statement Of Financial Position

As At 30 June 2005

	Note	Consolidated Entity 2005 $	Parent 2005 $	Consolidated Entity 2004 $	Parent 2004 $
CURRENT ASSETS					
Cash assets	21(a)	1,405,349	1,345,149	2,686,322	2,633,312
Receivables	4	118,368	131,957	231,167	224,799
Inventories	6	100,000	100,000	-	-
Other assets	5	39,128	39,128	27,903	27,903
Total Current Assets		1,662,845	1,616,234	2,945,392	2,886,014
NON-CURRENT ASSETS					
Property, plant and equipment	8	521,212	521,212	479,586	479,586
Other Financial assets	9	36,176	36,176	98,291	98,292
Intangible assets	12	153,850	153,850	39,036	39,036
Total Non-Current Assets		711,238	711,238	616,913	616,913
Total Assets		**2,374,083**	**2,327,472**	**3,562,305**	**3,502,927**
CURRENT LIABILITIES					
Payables	10	523,012	523,012	122,498	122,498
Provisions	11	58,901	58,901	36,154	36,154
Total Current Liabilities		581,913	581,913	158,652	158,652
Total Liabilities		581,913	581,913	158,652	158,652
Net Assets		**1,792,170**	**1,745,559**	**3,403,653**	**3,344,275**
EQUITY					
Contributed equity	13	17,138,366	17,138,366	16,053,409	16,053,409
Reserves	14	2,493,699	2,493,699	2,493,699	2,493,699
		19,632,065	19,632,065	18,547,108	18,547,108
Accumulated Losses	14(b)	(17,839,895)	(17,886,506)	(15,143,455)	(15,202,833)
Total Equity		**1,792,170**	**1,745,559**	**3,403,653**	**3,344,275**

SOLBEC PHARMACEUTICALS LTD

Statement Of Cash Flows

For The Year Ended 30 June 2005

	Note	Consolidated Entity 2005 $	Parent 2005 $	Consolidated Entity 2004 $	Parent 2004 $
CASH FLOWS FROM OPERATING ACTIVITIES					
Receipts from operations		200,739	453,496	148,469	148,469
Payments to suppliers and employees		(1,266,308)	(1,286,355)	(841,429)	(799,867)
Borrowing costs paid		-	-	(2,897)	(2,897)
Payments relating to research projects		(1,265,425)	(1,265,425)	(1,460,319)	(1,384,462)
Income Tax refunds		-	-	344,344	344,344
Interest received		124,458	124,458	116,302	116,302
Net Cash Used In Operating Activities	21(b)	**(2,206,536)**	**(1,973,826)**	**(1,695,530)**	**(1,578,111)**
CASH FLOWS FROM INVESTING ACTIVITIES					
Payments for plant and equipment		(72,608)	(72,608)	(91,414)	(91,414)
Proceeds from sale of plant and equipment		-	-	1,818	1,818
Proceeds from sale of investments		34,983	34,983	1,256,357	1,256,357
Redemption of Security Deposit		39,584	39,584	-	-
Payments for exploration security deposits		-	-	(1,017)	(1,017)
Payment for Investments		(785)	(785)	-	-
Proceeds from sale of exploration tenements		-	-	525,000	525,000
Payments for intangible assets		(160,568)	(160,568)	-	-
Net Cash Provided By/(Used In) Investing Activities		**(159,394)**	**(159,394)**	**1,690,744**	**1,690,744**
CASH FLOWS FROM FINANCING ACTIVITIES					
Proceeds from shares issued		1,084,957	1,084,957	7,468	7,468
Loan to controlled entity		-	(239,900)	-	(170,529)
Proceeds from options issued		-	-	790,499	790,499
Option issue costs		-	-	(21,124)	(21,124)
Net Cash Provided By Financing Activities		**1,084,957**	**845,057**	**776,843**	**606,314**
Net increase (decrease) in cash held		(1,280,973)	(1,288,163)	771,957	718,947
Cash held at the beginning of the financial year		2,686,322	2,633,312	1,914,265	1,914,265
Cash Held At The End Of The Financial Year	21(a)	**1,405,349**	**1,345,149**	**2,686,322**	**2,633,212**

SOLBEC PHARMACEUTICALS LTD

Notes To, And Forming Part Of, The Financial Statements For The Year Ended 30 June 2005

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1a. Basis Of Presentation

This is a general purpose financial report of the Company that has been drawn up in accordance with applicable accounting standards and other mandatory professional reporting requirements (Urgent Issues Group Consensus Views) and the Corporations Act 2001. The financial statements have been prepared on the basis of historical costs.

The carrying amounts of all non-current assets are reviewed at least annually to determine whether they are in excess of their recoverable amount. If the carrying amount of a non-current asset exceeds the recoverable amount, the asset is written down to the lower value. In assessing recoverable amounts the relevant cash flows have not been discounted to their present value.

The accounting policies adopted are consistent with those of the previous year.

1b. Property, Plant And Equipment

Property, plant and equipment is brought to account at cost. Plant and equipment is depreciated on a diminishing value basis so as to write off the net cost of fixed assets over the periods of their expected useful lives. The rates of depreciation are between 10-30% per year (2004: 10-30% per year). Leasehold improvements are depreciated on a diminishing value basis at a rate of between 10% and 20% per year (2004: 10-20% per year).

1c. Contributed Equity

Ordinary share capital is recognised at the fair value of the consideration received by the Company. Any transaction costs arising on the issue of the ordinary shares are recognised directly in equity as a reduction of the share proceeds received.

Income Tax

...ccounting is applied using the liability method whereby income tax is regarded as an expense and is ...on the accounting profit after allowing for permanent differences. To the extent that timing differences occur ... the time items are recognised in the financial statements and when items are taken into account in determining ... income, the net related taxation benefit or liability, calculated at current rates, is disclosed as a future income ...enefit or a provision for deferred income tax. The net future income tax benefit relating to tax losses and timing ...erences is not carried forward as an assets unless the benefit is vitally certain of being realised.

1e. Receivables

Receivables are recognised and carried at original invoice amount less a provision for any uncollectable debts. An estimate for doubtful debts is made when collection of the full amount is no longer probable. Bad debts are written off as incurred. Receivables from related parties are recognised and carried at the nominal amount due.

1f. Principles of consolidation

The consolidated financial statements are those of the consolidated entity, comprising Solbec Pharmaceuticals Limited (the parent company) and all entities that Solbec Pharmaceuticals Limited controlled from time to time during the year and at reporting date.

Information from the financial statements of subsidiaries is included from the date the parent company obtains control until such time as control ceases. Where there is loss of control of a subsidiary, the consolidated financial statements include the results for the part of the reporting period during which the parent company has control. Subsidiary acquisitions are accounted for using the purchase method of accounting.

The financial statements of subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. Adjustments are made to bring into line any dissimilar accounting policies that may exist.

All intercompany balances and transactions, including unrealised profits arising from intra-group transactions, have been eliminated in full. Unrealised losses are eliminated unless costs cannot be recovered.

Notes To, And Forming Part Of, The Financial Statements For The Year Ended 30 June 2005 continued

1g. Earnings Per Share

Basic EPS is calculated as net profit attributable to members, adjusted to exclude costs of servicing equity (other than dividends) and preference share dividends, divided by the weighted average number of ordinary shares, adjusted for any bonus element.

Diluted EPS is calculated as net profit attributable to members, adjusted for:

- costs of servicing equity (other than dividends) and preference share dividends;
- the after tax effect of dividends and interest associated with dilutive potential ordinary shares that have been recognised as expenses; and
- other non-discretionary changes in revenues or expenses during the period that would result from the dilution of potential ordinary shares;

divided by the weighted average number of ordinary shares and dilutive potential ordinary shares, adjusted for any bonus element.

1h. Investments

Investments in controlled entities and other listed companies are carried at the lower of cost and recoverable amount. Dividends are recognised when declared by the investee.

1i. Trade Payables

Liabilities are recognised for amounts to be paid in the future, for goods and services received, whether or not billed to the company. Trade accounts are normally settled in 60 days.

1j. Revenue Recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the entity and the revenue can be reliably measured. The following specific criteria must also be met before revenue is recognised:

a) Interest received / Investment disposal proceeds
Control or a right to receive consideration for the provision of, or investment in, assets has been attained.

b) Administration fees
Revenue is only recognised to the extent that costs have been incurred.

c) Sale of goods
Control of goods has passed.

d) Rental revenue
Revenue is recognised when the company is entitled to invoice the other entity under an enforceable rental agreement.

1k. Cash And Cash Equivalents

For the purposes of the Statement of Cash Flows, cash includes cash on hand and in banks, and money market investments readily convertible to cash within 2 working days, net of outstanding bank overdrafts. Interest is charged as an expense as it accrues.

1l. Research And Development Costs

Research and development costs are expensed as incurred, except where future benefits are expected, beyond any reasonable doubt, to exceed those costs. Where research and development costs are deferred such costs are amortised over future periods on a basis related to expected future benefits. Unamortised costs are reviewed at each balance date to determine the amount (if any) that is no longer recoverable and any amount identified is written off.

Notes To, And Forming Part Of, The Financial Statements For The Year Ended 30 June 2005 continued

1m. Comparatives

Where necessary, comparatives have been reclassified for consistency with current year disclosures.

1n. Inventories

Inventories are valued at the lower of cost or net realisable value.
Cost incurred in bringing each product to its current location and condition are accounted for as follows:
Raw Material - purchase costs on a first in first out basis and
Finished Goods - costs of direct materials

1o. Leases

Leases are classified at their inception as either operating or finance leases based on the economic substance of the agreement so as to reflect the risks and benefits incidental to ownership.

Finance leases

Leases of fixed assets where substantially all the risks and benefits incidental to the ownership of the asset, but not the legal ownership, are classified as finance leases. Finance leases are capitalised, recording an asset and a liability equal to the present value of the minimum lease payments, including any guaranteed residual values. Leased assets are depreciated on a straight line basis over their estimated useful lives where it is likely that the economic entity will obtain ownership of the asset or over the term of the lease. Lease payments are allocated between the reduction of the lease liability and the lease interest expense for the period.

Operating leases

The minimum lease payments of operating leases, where the lessor effectively retains substantially all of the risks and benefits of ownership of the leased item, are recognised as an expense on a straight-line basis.

1p. Investments in Associates

Investments in associate companies are recognised in the financial statements by applying the equity method of accounting, and are carried at level of the equity accounted amount and recoverable amount in the consolidated financial report.

1q. Intangibles

Patents and Licences are valued in the accounts at cost of acquisition and are amortised over the period in which their benefits are expected to be realised. Intangibles are amortised over four to five years (2004: four to five years).

1r. Employee Benefits

Provision is made for the company's liability for employee benefits arising from services rendered by employees to balance date. These benefits include wages and salaries, annual leave, sick leave and long service leave. Employee benefits expected to be settled within one year together with entitlements arising from wages and salaries, annual leave and sick leave which will be settled after one year, have been measured at the amounts expected to be paid when the liability is settled, plus related on-costs.

Employee benefit expenses and revenues are recognised against profits on a net basis.

Contributions are made by the economic entity to employee superannuation funds and are charged as expenses when incurred.

1s. Goods and Services Tax (GST)

Revenues, expenses and assets are recognised net of the amount of GST, except where the amount of GST incurred is not recoverable from the Australian Tax Office. In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of an item of the expense. Receivables and payables in the statement of financial position are shown inclusive of GST.

Cash flows are included in the Statement of Cash Flows on a gross basis and the GST component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority are classified as operating cash flows.

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the taxation authority.

1t. Government Grants

Government Grants are recognised in the accounts when they are received. Any amount received which is applicable to another accounting period is carried forward as a prepayment.

	Consolidated Entity 2005 $	Parent 2005 $	Consolidated Entity 2004 $	Parent 2004 $
2. REVENUE AND EXPENSES FROM ORDINARY ACTIVITIES				
2a. Revenue From Ordinary Activities				
Operating activities				
Administration fees	-	252,757	-	110,345
Rental revenue	-	-	37,073	37,073
Miscellaneous income	5,105	5,105	-	-
Government grants	68,975	68,975	139,894	139,894
Total Revenue from operating activities	74,080	326,837	176,967	287,312
Non operating activities				
Legal Fees Refund	89,090	89,090	-	-
Proceeds from disposal of investments	34,983	34,983	1,256,355	1,256,355
Proceeds from disposal of mining tenements	-	-	525,000	525,000
Interest received	123,918	123,918	118,767	118,767
Proceeds from disposal of non current asset	-	-	1,818	1,818
Total Revenue from non-operating activities	247,991	247,991	1,901,940	1,901,940
Total revenue from ordinary activities	**322,071**	**574,828**	**2,078,907**	**2,189,252**

Notes To, And Forming Part Of, The Financial Statements For The Year Ended 30 June 2005 continued

	Consolidated Entity 2005 $	Parent 2005 $	Consolidated Entity 2004 $	Parent 2004 $
The company has estimated unconfirmed losses for income tax and capital gains tax purposes unrecouped at balance date of approximately $12,833,241 (2004 : $10,149,568) (subject to confirmation by the Commissioner of Taxation). The aggregate future income tax benefit of $3,849,972 (2004 : $3,044,870) has not been carried forward as an asset in the statement of financial position as realisation of the benefit is not regarded as virtually certain and will only be obtained if:				
(a) the company derives future assessable income of a nature and of an amount sufficient to enable the benefit from the tax losses to be realised;				
(b) the company continues to comply with the conditions for deductibility imposed by the law; and				
(c) no changes in tax legislation adversely affect the company in realising the benefit from the tax losses. The group has not formed a tax consolidation group as at 30th June 2005.				
4. CURRENT ASSETS - RECEIVABLES				
Receivables - trade	15,447	39,552	2,531	2,531
Receivables - sundry	98,303	87,787	223,478	217,110
Accrued interest receivables	4,618	4,618	5,158	5,158
	118,368	**131,957**	**231,167**	**224,799**
5. CURRENT ASSETS - OTHER ASSETS				
Prepayments	39,128	39,128	27,903	27,903
	39,128	**39,128**	**27,903**	**27,903**
6. CURRENT ASSETS - INVENTORIES				
Materials on Hand at the lower of cost and Net realisable value	100,000	100,000	-	-
	100,000	**100,000**	**-**	**-**
7. NON CURRENT ASSETS - RECEIVABLES				
Loan to controlled entity	-	410,429	-	170,529
Less provision for doubtful debts	-	(410,429)	-	(170,529)
	-	-	-	-

SOLBEC PHARMACEUTICALS LTD

Notes To, And Forming Part Of, The Financial Statements For The Year Ended 30 June 2005 continued

	Consolidated Entity 2005 $	Parent 2005 $	Consolidated Entity 2004 $	Parent 2004 $
8. NON-CURRENT ASSETS - PROPERTY, PLANT AND EQUIPMENT				
Plant And Equipment				
Plant and equipment at cost	300,987	300,987	241,675	241,675
Less accumulated depreciation	(87,754)	(87,754)	(62,746)	(62,746)
	213,233	**213,233**	**178,929**	**178,929**
Land and improvements at cost	257,991	257,991	254,654	254,654
	257,991	**257,991**	**254,654**	**254,654**
Leased improvements at cost	58,030	58,030	49,776	49,776
Less accumulated depreciation	(8,042)	(8,042)	(3,773)	(3,773)
	49,988	**49,988**	**46,003**	**46,003**
	521,212	**521,212**	**479,586**	**479,586**
Reconciliations				
Plant and equipment				
Carrying amount at the beginning of the year	178,929	178,929	170,592	170,592
Additions	61,017	61,017	54,147	54,147
Transfer to leased improvements	-	-	(14,212)	(14,212)
Disposals			-	-
Depreciation	(26,713)	(26,713)	(31,598)	(31,598)
Carrying Amount At End Of Year	**213,233**	**213,233**	**178,929**	**178,929**
Land and improvements				
Carrying amount at the beginning of the year	254,654	254,654	254,654	254,654
Additions	3,337	3,337	-	-
Carrying Amount At End Of Year	**257,991**	**257,991**	**254,654**	**254,654**
Leasehold improvements				
Carrying amount at the beginning of the year	46,003	46,003	-	-
Transfer from plant and equipment	-	-	14,212	14,212
Additions	8,254	8,254	35,564	35,564
Depreciation	(4,269)	(4,269)	(3,773)	(3,773)
Carrying Amount At End Of Year	**49,988**	**49,988**	**46,003**	**46,003**

SOLBEC PHARMACEUTICALS LTD

Notes To, And Forming Part Of, The Financial Statements For The Year Ended 30 June 2005 continued

	Consolidated Entity 2005 $	Parent 2005 $	Consolidated Entity 2004 $	Parent 2004 $
9. NON CURRENT ASSETS - OTHER FINANCIAL ASSETS				
Shares Listed On Prescribed Stock Exchange (a)				
Cost	36,175	36,175	71,236	71,236
Provision for diminution on cost of shares	-	-	(12,529)	(12,529)
	36,175	36,175	58,707	58,707
Shares in unlisted controlled entities (b)	-	1	-	1
Security deposits	-	-	39,584	39,584
Carrying amount at end of year	**36,175**	**36,176**	**98,291**	**98,292**
9a. At 30 June The Market Value Of Investments represented by quoted market values were	38,253	38,253	58,707	58,707

9b. SUBSIDIARY COMPANIES
Interests held by the company in controlled entities:

Company Name and Place of Incorporation	Principal Activities	Ownership Interest 2005 %	Ownership Interest 2004 %	Carrying Amount of Investment 2005 $	Carrying Amount of Investment 2004 $
Solbec (No 1) Pty Ltd (incorporated in Australia)	Pharmaceuticals Research	100	100	1	1

	Consolidated Entity 2005 $	Parent 2005 $	Consolidated Entity 2004 $	Parent 2004 $
10. CURRENT LIABILITIES - PAYABLES				
Trade creditors and accruals	523,012	523,012	122,498	122,498
	523,012	**523,012**	**122,498**	**122,498**
11. CURRENT LIABILITIES - PROVISIONS				
Employee benefits	58,901	58,901	36,154	36,154
	58,901	**58,901**	**36,154**	**36,154**

Notes To, And Forming Part Of, The Financial Statements For The Year Ended 30 June 2005 continued

	Consolidated Entity 2005 $	Parent 2005 $	Consolidated Entity 2004 $	Parent 2004 $
12. NON CURRENT ASSETS - INTANGIBLE ASSETS				
Curacel license				
Carrying amount at beginning of year	16,760	16,760	26,518	26,518
Less amortisation	(4,201)	(4,201)	(9,758)	(9,758)
	12,559	12,559	16,760	16,760
Glycoalkaloid patent				
Carrying amount at beginning of year	22,276	22,276	32,037	32,037
Additions	160,568	160,568	-	-
Less amortisation	(41,553)	(41,553)	(9,761)	(9,761)
	141,291	141,291	22,276	22,276
Carrying amount at end of year	**153,850**	**153,850**	**39,036**	**39,036**
Reconciliation				
Carrying amount at the beginning of the year	39,036	39,036	58,555	58,555
Additions	160,568	160,568	-	-
Amortisation	(45,754)	(45,754)	(19,519)	(19,519)
Carrying Amount At End of the Year	**153,850**	**153,850**	**39,036**	**39,036**
13. CONTRIBUTED EQUITY				
a. Issued and Paid Up Capital				
(2005 : 168,372,334) (2004 : 159,332,025) ordinary fully paid shares	17,138,366	17,138,366	16,053,409	16,053,409
	17,138,366	**17,138,366**	**16,053,409**	**16,053,409**

	2005		2004	
	Number of shares	$	Number of shares	$
b. Movement in shares				
Beginning of the financial year	159,332,025	16,053,409	159,269,750	16,045,940
Issued during the year				
9,038,809 options exercised at 12 cents	9,038,809	1,084,657	62,245	7,469
1,500 options exercised at 20 cents	1,500	300	-	-
End of the financial year	168,372,334	17,138,366	159,332,025	16,053,409

SOLBEC PHARMACEUTICALS LTD

Notes To, And Forming Part Of, The Financial Statements For The Year Ended 30 June 2005 continued

13. CONTRIBUTED EQUITY contd.

	Consolidated Entity 2005 $	Parent 2005 $	Consolidated Entity 2004 $	Parent 2004 $
13c. Terms And Condition Of Contributed Equity Ordinary Shares				
Ordinary shares have the right to receive dividends as declared and, in the event of winding up the company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held. Ordinary shares entitle their holder to one vote, either in person or by proxy, at a meeting of the company.				
13d. Options				
During the year, the company issued 4,000,000 director options to take up one ordinary share in Solbec Pharmaceuticals Ltd at an issue price of 22 cents. The options expire on 25th November 2007.				
Movement in Options				
Balance at beginning of year	167,705,140	167,705,140	3,000,000	3,000,000
Granted to the Directors at the General Meeting of Shareholders in June 2004.	-	-	7,000,000	7,000,000
Granted to the Directors at the General Meeting of Shareholders on 25th November 2004.	4,000,000	4,000,000	-	-
Expired 31st December 2004	(3,000,000)	(3,000,000)	-	-
Issued in September 2003	-	-	157,767,385	157,767,385
Exercised during the year	(9,040,309)	(9,040,309)	(62,245)	(62,245)
Balance At End Of Year	**159,664,831**	**159,664,831**	**167,705,140**	**167,705,140**
14. RESERVES AND ACCUMULATED LOSSES				
Option premium reserve (Note 14(a))	769,365	769,365	769,375	769,375
Lapsed option premium reserve	1,724,324	1,724,324	1,724,324	1,724,324
	2,493,699	2,493,699	2,493,699	2,493,699
Accumulated losses (Note 14(b))	(17,839,895)	(17,886,506)	(15,143,455)	(15,202,833)
Total Reserve And Accumulated Losses	**(15,346,196)**	**(15,392,807)**	**(12,649,756)**	**(12,709,134)**
The lapsed option premium reserve consists of a premium on options issued in the past and which lapsed.				
14a. Option Premium Reserve				
Balance at beginning of the financial year	769,375	769,375	-	-
Issue of options	-	-	769,375	769,375
Balance At End Of The Financial Year	**769,375**	**769,375**	**769,375**	**769,375**
14b. Accumulated Losses				
Balance at beginning of the year	(15,143,455)	(15,202,833)	(14,805,997)	(14,805,997)
Net loss	(2,696,440)	(2,683,673)	(337,458)	(396,836)
Balance At End Of Year	**(17,839,895)**	**(17,886,506)**	**(15,143,455)**	**(15,202,833)**

15. SEGMENT INFORMATION

The consolidated entity's operating segments are organised and managed separately according to the nature of the activity.

The mineral exploration segment represents the consolidated entity's former involvement in that industry. This ceased when all of the assets pertaining to that industry were sold during the year ending 30th June 2005.

The pharmaceutical research segment is the company's main focus and this involves research into chemicals which may provide treatments for various cancers.

The other segment incudes revenues and expenses associated with investments and the administration of the company.

	Consolidated Entity 2005 $	Parent 2005 $	Consolidated Entity 2004 $	Parent 2004 $
Primary Segment - Business Segment The business segments of the company during the year were pharmaceutical research.				
Mineral Exploration				
Revenue				
Other Revenue	-	-	525,000	525,000
Total Segment Revenue	**-**	**-**	**525,000**	**525,000**
Segment Result	-	-	-	-
Segment Assets	-	-	-	-
Segment Liabilities	-	-	-	-
Total amount recognised during the year for the acquisition of segment assets that are expected to be used during more than one year	-	-	-	-
Total amount of expenses included in segment result for depreciation and amortisation of segment assets	-	-	-	-
Non-cash expenses included in segment expenses, other than depreciation and amortisation	-	-	-	-
Pharmaceutical Research				
Revenue				
Other Revenue	68,975	68,975	139,894	139,894
Total Segment Revenue	**68,975**	**68,975**	**139,894**	**139,894**
Segment Result	(1,252,548)	(1,252,548)	(694,588)	(789,260)
Segment Assets	675,062	675,062	518,622	348,093
Segment Liabilities	606,018	581,913	158,652	158,652
Total amount recognised during the year for the acquisition of segment assets that are expected to be used during more than one year	72,608	72,608	-	-
Total amount of expenses included in segment result for depreciation and amortisation of segment assets	76,736	76,736	55,836	55,836
Non-cash expenses included in segment expenses,				

Notes To, And Forming Part Of, The Financial Statements For The Year Ended 30 June 2005 continued

	Consolidated Entity 2005	Parent 2005	Consolidated Entity 2004	Parent 2004
Unallocated (Corporate)				
Revenue				
Interest	123,918	123,918	118,767	118,767
Other Revenue	129,178	381,935	1,295,246	1,405,591
Total Segment Revenue	**253,096**	**505,853**	**1,414,013**	**1,524,358**
Segment Result	(1,443,892)	(1,431,125)	357,130	392,424
Segment Assets	1,723,126	1,652,410	3,043,683	3,154,834
Segment Liabilities	-	-	-	-
Total amount recognised during the year for the acquisition of segment assets that are expected to be used during more than one year	-	-	-	-
Total amount of expenses included in segment result for depreciation and amortisation of segment assets	-	-	-	-
Non-cash expenses included in segment expenses, other than depreciation and amortisation	-	-	(30,952)	(30,952)
Consolidated				
Revenue				
Interest	123,918	123,918	118,767	118,767
Other Revenue	198,153	450,910	1,960,140	2,070,485
Total Segment Revenue	**322,071**	**574,828**	**2,078,907**	**2,189,252**
Segment Result	(2,696,440)	(2,683,673)	(337,458)	(396,836)
Segment Assets	2,374,083	2,327,472	3,562,305	3,502,927
Segment Liabilities	581,913	581,913	158,652	158,652
Total amount recognised during the year for the acquisition of segment assets that are expected to be used during more than one year	72,608	72,608	-	-
Total amount of expenses included in segment result for depreciation and amortisation of segment assets	76,736	76,736	55,836	55,836
Non-cash expenses included in segment expenses, other than depreciation and amortisation	-	239,900	(30,952)	(30,952)
The basis of inter-segment sales and transfers is current market price.				

Secondary Segment - Geographical Segment
The Company operated for the entire financial year within the one geographical segment being Australia.

SOLBEC PHARMACEUTICALS LTD

	Consolidated Entity 2005 $	Parent 2005 $	Consolidated Entity 2004 $	Parent 2004 $
16. EXPENDITURE COMMITMENTS				
16a. Lease expenditure commitments (non cancellable)				
The company entered into an operating lease contract for the premises it occupies at Unit 1, 298 Selby Street, Osborne Park on 1st June 2005. The lease is for 24 months.				
Commitments payable				
Not later than 1 year	56,000	56,000	37,472	37,472
Later than 1 year but not later than 5 years	56,000	56,000	-	-
Aggregated lease expenditure contracted for at reporting date	**112,000**	**112,000**	**37,472**	**37,472**
16b. Capital Expenditure Commitments				
There were no capital expenditure commitments contracted for at balance date.				
17. REMUNERATION OF AUDITOR				
Amounts received, or due and receivable by the auditor for:				
Audit or review of the financial statements	15,629	15,629	20,643	20,643
Other	-	-	-	-
	15,629	**15,629**	**20,643**	**20,643**
18. EMPLOYEE BENEFITS AND SUPERANNUTION COMMITMENTS				
Employee benefits				
The aggregate employee benefit liability is comprised of:				
Accrued wages, salaries and on-costs	10,463	10,463	6,327	6,327
Provisions (current)	58,901	58,901	36,154	36,154
	69,364	**69,364**	**42,481**	**42,481**

Notes To, And Forming Part Of, The Financial Statements For The Year Ended 30 June 2005 continued

19. DIRECTOR AND EXECUTIVE DISCLOSURE

19a. Details of Specified Directors and Specified Executives

(i) Specified Directors
Anthony Kiernan - Chairman
Stephen J Carter - Managing Director
Michael Grant - Non Executive Director
Professor John Papadimitriou - Non Executive Director
Dr David Hung, Non Executive Director

(ii) Specified Executives
John Sendziuk - Company Secretary

Option Holdings of Specified Directors and Their Related Parties

	Beginning of Period	Granted as Remuneration	Options Lapsed	Options Exercised	Net Change Other	Balance at end of Period
SJ Carter	5,886,686	-	1,500,000	-	(201,272)	4,185,414
A Kiernan	3,500,000	-	-	-	37,500	3,537,500
M Grant	5,082,169	-	-	200,000	-	4,882,169
J Papadimitriou	-	2,000,000	-	-	-	2,000,000
D Hung	-	2,000,000	-	-	-	2,000,000

Shareholdings of Specified Directors and Their Related Parties

	Beginning of Period	Net Change during Period	Balance at end of Period
SJ Carter	1,102,058	136,242	1,238,300
A Kiernan	875,000	400,000	1,275,000
M Grant	1,264,339	200,000	1,464,339
J Papadimitriou	-	-	-
D Hung	-	-	-

Prof. Papadimitriou and Dr Hung were issued with 2,000,000 options each on 25th November 2004. The options are not tradeable and are exercisable by the payment of 22 cents on or before 25th November 2007. The options were valued at $30,000 for each Director using the Binomial Tree method of valuation. This fair value is not recognised as an expenses in the financial statements.
The value has been calculated using the following assumptions:

Assumptions	
Risk free interest rate	5.39%
Current share price	13.5 cents
Dividend yield	0%
Forecast volatility	50%
Option exercise price	22 cents

Terms and Conditions for each Grant

Name	Granted Number $	Grant date	Value per option at grant date $	Exercise price per share $	First exercise date	Last exercise date	% of Remuneration
J Papadimitriou	2,000,000	25/11/04	.03 cents	22 cents	26/11/04	25/11/07	18.6
D Hung	2,000,000	25/11/04	.03 cents	22 cents	26/11/04	25/11/07	26.9
	4,000,000						

Notes To, And Forming Part Of, The Financial Statements For The Year Ended 30 June 2005 continued

19b. Other Transactions with Specified Directors

(i) A J Kiernan, a director of the company was paid $31,944 (2004 : $23,514) for legal consulting work at commercial rates.

(ii) M Grant a director of the company was paid $12,925 (2004 - nil) for consulting work at commercial rates.

The company has applied the exemption under Corporations Amendments Regulation 2005 which exempts listed companies from providing remuneration disclosures in relation to their specified directors and specified executives in their annual report by Accounting Standard AASB 1046 "Director and Executive Disclosures by Disclosing Entities". These remuneration disclosures are provided on Page 26 and 27 of this report.

20. RELATED PARTY TRANSACTIONS

Ultimate Parent

Solbec Pharmaceuticals Ltd is the ultimate parent company.

Other related party transactions

(a) The company funded the activities of the wholly owned subsidiary Solbec (No 1) Pty Ltd. At balance date the amount loaned to the subsidiary amounted to $410,429. This loan is interest free and has no specified repayment date. The loan has been fully provided against in the parent company.

	Consolidated Entity 2005	Parent 2005	Consolidated Entity 2004	Parent 2004
21. NOTES TO THE STATEMENT OF CASH FLOWS				
21a. Reconciliation Of Cash				
Cash as at the end of the financial year as shown in the Statement of Cash Flows is reconciled to the related items in the balance sheet as follows:				
Cash at bank	97,259	37,059	151,114	98,104
Cash on hand	200	200	100	100
Term deposits	1,307,890	1,307,890	2,535,108	2,535,108
TOTAL CASH	**1,405,349**	**1,345,149**	**2,686,322**	**2,633,312**
[illegible] Reconciliation Of Net Loss After Income [illegible] Cash Used In Operating Activities				
[illegible] after income tax	(2,696,440)	(2,683,673)	(337,458)	(396,836)
[illegible] of non-current assets	-	-	(1,818)	(1,818)
(Gain)/[illegible] disposal of investments	17,284	17,284	(872,466)	(872,466)
Provision [illegible] diminution in value of non current assets	(28,951)	(28,951)	(30,952)	(30,952)
Provision for doubtful debts	-	239,900	-	170,529
Depreciation	30,982	30,982	35,371	35,371
Amortisation	45,754	45,754	19,519	19,519
Movement in Assets and Liabilities				
Receivables	112,259	92,302	(170,094)	(163,726)
Accrued interest	540	540	(2,465)	(2,465)
Prepayments	(11,225)	(11,225)	15,545	15,545
Unearned income	-	-	(35,525)	(35,525)
Inventory	(100,000)	(100,000)	-	-
Trade creditors and accruals	400,514	400,514	(335,725)	(335,725)
Provisions	22,747	22,747	20,438	20,438
Net Cash Used In Operating Activities	**(2,206,536)**	**(1,973,826)**	**(1,695,630)**	**(1,578,111)**

21c. Non-Cash Investing And Financing Activities - Nil

At balance date, the following financing facilities had been negotiated and were available:

Total Facilities

Bank overdraft - Nil

Bank loans - Nil

Visa facility $8,000

Notes To, And Forming Part Of, The Financial Statements For The Year Ended 30 June 2005 continued

22. FINANCIAL INSTRUMENTS

The company's accounting policies, including the terms and conditions of each class of financial liability and equity instrument, both recognized and unrecognised at the balance date, are as follows.

Short Term Deposits

Short term deposits are stated at nominal values. Interest is recognised in the statement of financial performance when earned.

Listed Shares

Listed shares are carried at the lower of cost or recoverable amount. Dividend income is recognised when the dividends are declared by the investee.

Trade Payables And Accruals

Liabilities are recognized for amounts to be paid in the future for goods and services received, whether or not billed to the Company. Trade liabilities are normally settled on 60 day terms.

Trade Receivables

Trade receivables are recognised and carried at original invoice amount less a provision for any uncollectable debts. An estimate for doubtful debts is made when collection of the full amount is no longer probable. Bad debts are written off as incurred.

22a. Interest Rate Risk

The company's exposure to interest rate risk, which is the risk that a financial instrument's value will fluctuate as a result of changes in market, interest rates and the effective weighted average interest rates on this financial assets, is as follows:

2005	Weighted Average Effective Interest	Floating Interest	Non-Interest Bearing	Total
	%	$	$	$
Financial Assets				
Interest bearing deposits	5.2	1,307,890	-	1,307,890
Trade receivables			15,447	15,447
Other receivables			98,303	98,303
Cash at bank			97,459	97,459
Investments			36,175	36,175
Total Financial Assets		1,307,890	247,384	1,555,274
Financial Liabilities				
Trade payables			523,012	523,012
Provisions			58,901	58,901
Total Financial Liabilities			581,913	581,913
Net Financial Assets		**1,307,890**	**(334,529)**	**973,361**

25. IMPACT OF ADOPTION OF AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

Impact of Adopting AASB Australian Equivalents to IFRS

The Company is in the process of transitioning its accounting policies and financial reporting from current Australian Accounting Standards (AGAAP) to Australian equivalents of International Financial Reporting Standards (AIFRS) which will be applicable for the financial year ended 30 June 2006. Priority has been given to the preparation of an opening balance sheet in accordance with AIFRS at 1 July 2004 being the company's transition date to AIFRS. This will form the basis of accounting for AIFRS in the future, and is required when the Company prepares its first fully AIFRS compliant financial report for the year ended 30 June 2006.

Set out below are the key areas where accounting policies are expected to change on adoption of AIFRS and the Company's best estimate of the known or reliably estimated impact of the changes on total equity as at the date of transition and 30 June 2005.

The figures disclosed are management's best estimates of the quantitative impact of the changes as at the date of preparing the 30 June 2005 financial report. The actual effects of the transition to AIFRS may differ from the estimates disclosed due to (a) ongoing work being undertaken by the Company, (b) potential amendments to AIFRS's and Interpretations thereof being issued by the standard-setters and IFRIC, and (c) emerging and accepted practice in the interpretation and application of AIFRS and UIG Interpretations.

i) Intangible

Under AASB 138: Intangible Assets, costs associated with the research phase of the development of an asset must be expensed. This will result in a change in the current accounting policy for intangibles, which capitalises costs to the statement of financial position for patents and licences. These costs will be deemed to be associated with the research phase under AIFRS.

On Transition on 1 July 2004

Expenditure previously capitalised as intangibles will be derecognised and an adjustment of $39,036 will be made through retained earnings of the parent and consolidated entity at 1 July 2004.

For the year ended 30 June 2005

The net loss will be increased by $108,096 for the parent and consolidated entity, which represents a write-off of the intangible costs capitalised under AGAAP during that period, and a reversal of the related amortisation expense.

ii) Share-Based Payments

Under AASB 2: Share-based Payments, the company will be required to determine the fair value of options issued to employees as remuneration and recognise an expense in the Statement of Financial Performance. AASB 2 is not limited to options and also extends to other forms of equity-based remuneration. It applies to all share-based payments issued after 7 November 2002 which have not vested as at 1 January 2005.

On Transition 1 July 2004

No impact on transition since all of the Company's options that were issued after 7 November 2002 had vested as at 1 January 2005.

For the year ended 30 June 2005

Options issued to directors during the year ended to 30 June 2005, vested prior to 1 January 2005, therefore no adjustment is required for the year ended 30 June 2005.

Notes To, And Forming Part Of, The Financial Statements For The Year Ended 30 June 2005 continued

iii) **Financial Assets**

Under AASB 139: Financial Instruments: Recognition and Measurement, financial assets are required to be classified into four categories, which determines the accounting treatment of the item. The categories and various treatments are:

- held to maturity, measured at amortised cost;
- held for trading, measured at fair value with unrealised gains or losses charged to the profit and loss;
- loans and receivables, measured at amortised cost; and
- available for sale instruments, measured at fair value with unrealised gains or losses taken to equity.

The company's financial assets comprise available for sale financial instruments. Under AASB 139, the measurement of available for sale instruments at fair value differs to current accounting policy which measures non-current investments at cost with an annual review by directors to ensure the carrying amounts are not in excess of the recoverable value of the instrument.

AASB 1 provides an election whereby the requirements of AASB 139 dealing with financial instruments are not required to be applied to the first AIFRS comparative year, and the first time adoption of this standard will apply from 1 July 2005. The company has decided that it will adopt this election and will not restate comparative information for the 30 June 2005 financial year.

iv) **Impairment of Assets**

Under AASB 136: Impairment of Assets, the recoverable amount of an asset is determined as the higher of fair value less costs to sell, and value in use. In determining value in use, projected future cash flows are discounted using a risk adjusted pre-tax discount rate and impairment is assessed for the individual asset or at the 'cash generating unit' level. A 'cash generating unit' is determined as the smallest group of assets that generates cash flows that are largely independent of the cash inflows from other assets or groups of assets. The current policy is to determine the recoverable amount of an asset on the basis of undiscounted net cash flows that will be received from the asset's use and subsequent disposal. It is likely that this change in accounting policy will lead to impairments being recognised more often.

The Company is now in the process of quantifying the differences relating to the transition to AIFRS.

v) **Accounting for Government Grants**

Under AASB 120: Accounting for Government Grants and Disclosure of Government Assistance, revenue from government grants is recognized as income on a systematic basis over the periods necessary to match them with the costs which they are intended to compensate, but only when, there is reasonable assurance that the company will comply with the conditions attached to the grant and that grant will be received.

Since AASB 120 will result in a consistent accounting treatment with the company's current accounting treatment , there is no expected financial impact on the parent or consolidated entity on transition or at 30 June 2005.

Notes To, And Forming Part Of, The Financial Statements For The Year Ended 30 June 2005 continued

vi) **Income Tax**

Currently, the consolidated entity adopts the liability method of tax-effect accounting whereby the income tax expense is based on the accounting profit adjusted for any permanent differences. Timing differences are currently brought to account as either a provision for deferred income tax or future income tax benefit. Under AASB 112: Income Taxes, the entity will be required to adopt a balance sheet approach under which deferred tax balances are recognised when there is a difference between the carrying value of the asset or liability and its tax base.

AASB 112 requires deferred tax assets (including carry forward tax losses) to be recognised when it is "probable" that the benefit can be realised. Under the old 1020, carry forward tax losses can only be recognised when tier recovery is considered to be virtually certain.

The Company is now in the process of quantifying the differences, relating to the transition to AIFRS.

SOLBEC PHARMACEUTICALS LTD

Shareholders' Information

DIRECTORS' INTERESTS IN SECURITIES AS AT 30th AUGUST 2005

In compliance with requirements of the Australian Stock Exchange Limited, the following statement shows the interests of the directors in the securities of the company as at the date of this report:

Director	Ordinary Shares		Options	
	Direct Interest	Indirect Interest	Direct Interest	Indirect Interest
Stephen J Carter	-	1,238,300	3,200,000	985,414
Anthony Kiernan	525,000	750,000	2,937,500	600,000
Michael Grant	1,014,339	450,000	2,207,169	2,675,000
John Papadimitriou	-	-	2,000,000	-
David Hung	-	-	2,000,000	-

COMPANY DETAILS

i) The name of the company secretary is John E Sendziuk.

ii) The address of the registered office in Australia is C/- RSM Bird Cameron, Unit 1-6, 18 Parry Street, Fremantle WA 6062. The telephone number is (08) 9336 1266, facsimile number is (08) 9430 6744.

The address of the principal office is Unit1, 298 Selby Street, Osborne Park WA 6018.

The telephone number is (08) 9446 7555, facsimile number is (08) 9446 8777.

VOTING RIGHTS

a) On a show of hands each member present in person or by proxy has one vote.

b) On a poll every member present in person or by proxy has one vote for each share held in the company.

STOCK EXCHANGES THAT HAVE GRANTED QUOTATION TO THE COMPANY'S SECURITIES

The company's securities are quoted on the Australian Stock Exchange Limited.

SOLBEC PHARMACEUTICALS LTD

Shareholders' Information continued

DISTRIBUTION AND NUMBER OF HOLDERS OF LISTED SHARES AS AT 23rd SEPTEMBER 2005

Spread Of Holdings:	Holders	Units
1 - 1,000	32	13,214
1,001 - 5,000	350	1,331,701
5,001 - 10,000	566	4,924,568
10,001 - 100,000	1,505	56,895,257
100,001 - over	282	105,207,594
	2,735	**168,372,334**
Holders holding less than a marketable parcel	**195**	**465,500**
Percentage held by twenty largest holders is		

TOP TWENTY SHAREHOLDERS AS AT 23rd SEPTEMBER 2005	No of Shares	% of Issued Shares
Yandal Investments Pty Ltd	8,500,000	5.05
Reeb Investments Pty Ltd	3,029,000	1.80
Mr Geoffrey Cribb	2,580,404	1.53
Mr David Jiang	2,276,733	1.35
Mr David Sen Jee	2,032,000	1.21
Aintree Holdings Pty Ltd	2,008,625	1.19
Ms Angela Mary Maynard Wright	2,000,000	1.19
Mr Todd Matthew Wright Bennett	2,000,000	1.19
Mr Grant Karl Maynard Bennett	1,580,000	0.94
Oceanbay Nominees Pty Ltd	1,465,625	0.87
Mr Herbert Dopp	1,400,000	0.83
Dr Wolf Gerhard Martinick	1,390,000	0.83
Surpion Pty Ltd	1,331,480	0.79
Mr Christopher James Cooper	1,287,568	0.76
Wakeford Holdings Pty Ltd	1,159,000	0.69
D G Begbie Pty Ltd	1,062,500	0.63
Citicorp Nominees Pty Limited	1,050,000	0.62
Arcadia Securities Pty Ltd	1,036,782	0.62
Mr Michael Alexander Grant	1,014,339	0.60
Mr Robert Edward Burgess & Ms Penelope Jane Parkes	1,000,000	0.59
	39,204,056	**23.28**

SOLBEC PHARMACEUTICALS LTD

Shareholders' Information continued

DISTRIBUTION AND NUMBER OF HOLDERS OF LISTED OPTIONS AS AT 23RD SEPTEMBER 2005

TOP TWENTY OPTIONHOLDERS AS AT 23rd SEPTEMBER 2005	No of Options	% of Issued Options
Yandal Investments Pty Ltd	13,750,000	9.25
Ms Angela Mary Maynard Wright Bennett	6,426,934	4.32
Mr Todd Matthew Wright Bennett	6,000,000	4.04
Mr Grant Karl Maynard Bennett	5,400,000	3.63
Reeb Investments Pty Ltd	4,507,000	3.03
Troybridge Holdings Pty Ltd	2,675,000	1.80
Goffacan Pty Ltd	2,628,824	1.77
Mr Gino Pacini & Miss Vicki Cheryl Johnson	2,415,261	1.62
Kelanco Pty Ltd	2,410,000	1.62
Martinick Investments Pty Ltd	2,400,000	1.61
Kelanco Pty Ltd	1,550,000	1.04
Irrewarra Investments Pty Ltd	1,500,000	1.01
Wakeford Holdings Pty Ltd	1,429,802	0.96
Mr Bruce Raymond McLoughlin	1,407,000	0.95
Mr Robert Edward Spooner	1,200,000	0.81
Dr Barrie Michael Machin	1,180,773	0.79
Ms Elizabeth Ellen Fox	1,146,381	0.77
Mr Gordon Bevan Howard	1,100,000	0.74
Pentode Pty Ltd	1,042,741	0.70
Wakeford Holdings Pty Ltd	1,006,775	0.68
	61,176,491	**41.15**

SOLBEC
PHARMACEUTICALS LTD

Glossary

GLOSSARY OF ONCOLOGY TERMS

adenocarcinoma (AD-in-o-kar-sin-O-ma): Cancer that begins in cells that line certain internal organs and that have glandular (secretory) properties.

adjuvant therapy (AD-joo-vant): Treatment given after the primary treatment to increase the chances of a cure. Adjuvant therapy may include chemotherapy, radiation therapy, or hormone therapy.

alkaloid : A member of a large group of chemicals that are made by plants and have nitrogen in them. Some alkaloids have been shown to work against cancer.

anecdotal report : An incomplete description of the medical and treatment history of one or more patients. Anecdotal reports may be published in places other than peer-reviewed, scientific journals.

animal model : An animal with a disease either the same as or like a disease in humans. Animal models are used to study the development and progression of diseases and to test new treatments before they are given to humans. Animals with transplanted human cancers or other tissues are called xenograft models.

antibody (AN-tih-BOD-ee): A type of protein made by certain white blood cells in response to a foreign substance (antigen). Each antibody can bind to only a specific antigen. The purpose of this binding is to help destroy the antigen. Antibodies can work in several ways, depending on the nature of the antigen. Some antibodies destroy antigens directly. Others make it easier for white blood cells to destroy the antigen.

apoptosis (ap-o-TOE-sis): A normal series of events in a cell that leads to its death.

carcinosarcoma : A malignant tumor that is a mixture of carcinoma (cancer of epithelial tissue, which is skin and tissue that lines or covers the internal organs) and sarcoma (cancer of connective tissue, such as bone, cartilage, and fat).

clinical trial : A research study that tests how well new medical treatments or other interventions work in people. The study tests new methods of screening, prevention, diagnosis, or treatment of a disease.

controlled study : An experiment or clinical trial that includes a comparison (control) group.

disease-free survival : Length of time after treatment during which no cancer is found. Can be reported for an individual patient or for a study population.

disease-specific survival : The percentage of subjects in a study who have survived a particular disease for a defined period of time. Usually reported as time since diagnosis or treatment. In calculating this percentage, only deaths from the disease being studied are counted. Subjects who died from some other cause are not included in the calculation.

ex-vivo : from a living organism.

fibrosarcoma : A type of soft tissue sarcoma that begins in fibrous tissue, which holds bones, muscles, and other organs in place.

gastric (GAS-trik): Having to do with the stomach.

glioma (glee-O-ma): A cancer of the brain that comes from glial, or supportive, cells.

interferon (in-ter-FEER-on): A biological response modifier (a substance that can improve the body's natural response to infection and disease). Interferons interfere with the division of cancer cells and can slow tumor growth. There are several types of interferons, including interferon-alpha, -beta, and -gamma. These substances are normally produced by the body. They are also made in the laboratory for use in treating cancer and other diseases.

In-vitro : In a test tube.

In-vivo : In a living organism.

SOLBEC PHARMACEUTICALS LTD

Glossary (Cont.)

lectin : A protein of non-immune origin that binds with high specificity and high affinity to carbohydrate molecules. Lectins are able to bind to the outside of a cell and cause biochemical changes in it. Lectins are made by both animals and plants.

lymphoma (lim-FO-ma): Cancer that arises in cells of the lymphatic system.

metastasis (meh-TAS-ta-sis): The spread of cancer from one part of the body to another. Tumors formed from cells that have spread are called "secondary tumors" and contain cells that are like those in the original (primary) tumor. The plural is metastases (meh-TAS-ta-seez).

monoclonal antibody : A protein of immune system origin designed by scientists to recognise one particular protein found on the surface of some cancer cells. The monoclonal antibody recognises the protein and locks onto it (like a key in a lock). This may then trigger the body's immune system to attack the cancer cells and can sometimes cause the cells to destroy themselves.

partial response : A decrease in the size of a tumor, or in the extent of cancer in the body, in response to treatment.

phase I trial : Phase I trials are the first step in testing a new treatment in humans. These studies test the best way to give a new treatment (for example, by mouth, intravenous infusion, or injection) and the best dose. The dose is usually increased a little at a time in order to find the highest dose that does not cause harmful side effects. Because little is known about the possible risks and benefits of the treatments being tested, phase I trials usually include only a small number of patients who have not been helped by other treatments.

phase I/II trial : A trial to study the safety, dosage levels, and response to a new treatment.

phase II trial : Phase II cancer trials test whether a new treatment has an anti cancer effect (for example, whether it shrinks a tumor or improves blood test results) and whether it works against a certain type of cancer.

phase III trial : Phase III trials compare the results of people taking a new treatment with the results of people taking the standard treatment (for example, which group has better survival rates or fewer side effects). In most cases, studies move into phase III trials only after a treatment seems to work in phases I and II. Phase III trials may include hundreds of people.

primary tumor : The original tumor.

prospective : In medicine, a study or clinical trial in which participants are identified and then followed forward in time.

quality of life : The overall enjoyment of life. Many clinical trials measure aspects of an individual's sense of well-being and ability to perform various tasks to assess the effects of cancer and its treatment on the quality of life.

radiation therapy (ray-dee-AY-shun): The use of high-energy radiation from x-rays, gamma rays, neutrons, and other sources to kill cancer cells and shrink tumors. Radiation may come from a machine outside the body (external-beam radiation therapy), or it may come from radioactive material placed in the body in the area near cancer cells (internal radiation therapy, implant radiation, or brachytherapy). Systemic radiation therapy uses a radioactive substance, such as a radiolabeled monoclonal antibody, that circulates throughout the body. Also called radiotherapy.

squamous cell carcinoma (SKWAY-mus. . .kar-sin-O-ma): Cancer that begins in squamous cells, which are thin, flat cells resembling fish scales. Squamous cells are found in the tissue that forms the surface of the skin, the lining of the hollow organs of the body, and the passages of the respiratory and digestive tracts. Also called epidermoid carcinoma.

stage I melanoma : Cancer is found in the outer layer of the skin (epidermis), the upper part of the inner layer of skin (dermis), or both but it has not spread to nearby lymph nodes. The tumor is no thicker than 1.5 millimeters.

stage IIB melanoma : Melanoma in which the tumor is more than 4 millimetres thick. It has spread through the lower part of the inner layer of skin (dermis) and into subcutaneous (under the skin) tissue, but not to nearby lymph nodes.

stage III pancreatic cancer : Cancer of the pancreas in which the cancer has spread to the lymph nodes near the pancreas. Cancer may have spread to nearby organs.

stage IV pancreatic cancer : Cancer of the pancreas in which the cancer has spread to organs near the pancreas (stage IVA) or to organs far away from the pancreas (stage IVB).